As filed with the Securities and Exchange Commission on September 24, 2007

Registration No. 333-141815

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

WOLVERINE TUBE, INC.

(Exact name of registrant as specified in its charter)

Delaware	3550	63-0970812
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 Clinton Avenue West, Suite 1000

Huntsville, Alabama 35801

(256) 580-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James E. Deason

Senior Vice President, Chief Financial Officer and Corporate Secretary

Wolverine Tube, Inc.

200 Clinton Avenue West, Suite 1000

Huntsville, Alabama 35801

(256) 580-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael D. Waters Kelly G. Gwathney Balch & Bingham LLP 1901 Sixth Avenue North, Suite 2600 Birmingham, Alabama 35203 (205) 251-8100	Ronald R. Papa, Esq Proskauer Rose LLP 1585 Broadway New York, New York 10036-8299 (212) 969-3000 (212) 969-2900 Facsimile

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement, as determined by the selling stockholders.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED SEPTEMBER 24, 2007

WOLVERINE TUBE, INC.

82,890 shares of Series A Convertible Preferred Stock

75,354,545 shares of Common Stock

issuable upon conversion of the Series A Convertible Preferred Stock

This prospectus relates to the resale, from time to time, of up to 82,890 shares of our Series A Convertible Preferred Stock, par value $1.00 per share, and the shares of our common stock, par value $0.01 per share, issuable upon the conversion of the preferred stock, by the selling stockholders identified in the section entitled “Selling Stockholders” beginning on page 30 of this prospectus. We originally issued 50,000 shares of the preferred stock in a private placement on February 16, 2007, and, in connection with that transaction, we may issue up to an additional 32,890 shares of the preferred stock in the future.

We are not offering or selling any shares under this prospectus and we will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive the proceeds from any sale of the preferred stock and common stock, but we will bear the costs relating to the registration of the preferred stock or common stock.

The selling stockholders may offer and sell any of the shares of preferred stock and common stock from time to time at fixed prices, market prices or negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled “Plan of Distribution” beginning on page 33 of this prospectus.

There is no public market for our preferred stock, and we do not intend to list the preferred stock on any national securities exchange or automated quotation system. Shares of our common stock are quoted on the OTC Bulletin Board under the symbol “WLVT.” The last reported sale price of our common stock on September 4, 2007 was $1.18.

Investing in the preferred stock or common stock involves risks. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2007

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we have filed with the Securities and Exchange Commission (“SEC” or “Commission”). You should rely only on the information provided in this prospectus or any supplement or amendment. We have not authorized anyone else to provide you with additional or different information. You should not assume that the information in this prospectus or any supplement or amendment is accurate as of any date other than the date on the front of this prospectus or any supplement or amendment.

Unless the context otherwise requires, “Wolverine,” the “Company,” “we,” “our,” “us” and similar expressions refer to Wolverine Tube, Inc. and its subsidiaries. Unless the context otherwise requires, the term “preferred stock” means Wolverine Tube Inc.’s Series A Convertible Preferred Stock, par value $1.00 per share, and the term “common stock” means Wolverine Tube Inc.’s common stock, par value $0.01 per share.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. Information in this prospectus updates and supercedes information incorporated by reference that we filed with the SEC before the date of this prospectus. This prospectus incorporates by reference the documents set forth below that we previously have filed with the SEC (Commission File No. 001-12164), which contain important information about us and our financial condition:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 16, 2007, as amended by Amendment No. 1 on Form 10-K/A, filed on July 11, 2007;

•	Current Reports on Form 8-K, filed on February 5, 2007, February 23, 2007, March 7, 2007, April 2, 2007, April 25, 2007, May 4, 2007, May 31, 2007 (two reports), June 18, 2007 and July 20, 2007;

•	Quarterly Reports on Form 10-Q for the quarters ended April 1, 2007, filed on June 15, 2007, and for the quarter ended July 1, 2007, filed on August 8, 2007;

•	Report of Change of Majority of Directors on Schedule 14F-1, filed on February 12, 2007, as amended on February 13, 2007;

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Preliminary Proxy Statement for 2007 Annual Meeting of Stockholders, filed on April 3, 2007 and revised on April 23, 2007, and Definitive Proxy Statement for 2007 Annual Meeting of Stockholders, filed on April 30, 2007; and

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The description of our common stock included in the Registration Statement on Form 8-A, filed July 7, 1993 (which incorporates by reference the description of our common stock set forth under the heading “Description of Capital Stock” in the Registration Statement on Form S-1 (Registration No. 33-65148) with an effective date of August 12, 1993, including amendments thereto).

We will provide without charge to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus, other than the exhibits to such documents unless the exhibits are specifically incorporated by reference but not delivered with this prospectus. Requests should be directed to Jennifer Brinkley, Wolverine Tube, Inc., 200 Clinton Avenue West, Suite 1000, Huntsville, Alabama 35801, (256) 580-3982 or brinklej@wlv.com. In addition, certain of the above documents are available on our website at www.wlv.com. The information found on our website and on websites linked to it are not incorporated into or made a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and periodic reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street, NE, Washington DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Wolverine, who file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) system. The address of this site is http://www.sec.gov.

This prospectus constitutes a part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act of 1933. As permitted by SEC rules, this prospectus does not contain all the information set forth in the registration statement or the exhibits to the registration statement. You may obtain copies of the Form S-1 (and any amendments) in the manner described above. You should refer to the applicable exhibit for a complete description of any statement referring to any material contract or other document. Certain information is also incorporated by reference into this prospectus as described under “Incorporation of Certain Documents by Reference.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to current or historical fact, but address events or developments that we anticipate may occur in the future. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. When we use words such as “anticipate,” “intend,” “expect,” “believe,” “plan,” “may,” “should” or “would” or other words that convey uncertainty of future events or outcome, we are making forward-looking statements. Statements relating to future sales, earnings, operating performance, recapitalization or restructuring strategies, capital expenditures and sources and uses of cash, for example, are forward-looking statements. Forward-looking statements include any statements regarding:

•	future revenue, profit percentages, income tax refunds, earnings per share or other results of operations;

•	the continuation of historical trends;

•	the sufficiency of cash balances and cash generated from operating and financing activities for future liquidity and capital resource needs;

•	the effect of legal and regulatory developments;

•	the expected execution and results of our recapitalization plan, our restructuring initiatives and our refinancing activities; and

•	the economy in general.

These forward-looking statements are subject to various risks and uncertainties, which could cause actual results to differ materially from those stated or implied by such forward-looking statements. These potential risks and uncertainties include, but are not limited to, those described below under “Risk Factors” and the following:

•	changing market conditions and growth rates within the tubing industry or generally within the overall economy;

•	world and national events that may affect our ability to provide copper and copper alloy tube, fabricated products, metal joining products, and other products;

•	changes in competition in markets in which we operate;

•	pressures on the pricing of our products and services;

•	the ability to generate sufficient cash flow to fund our business plan;

•	the ability to refinance our indebtedness when required on commercially reasonable terms;

•	changes in the demand for our services and products;

•	the demand for particular products and services within the overall mix of products sold, as our products and services have varying profit margins;

•	our ability to introduce new product offerings in a timely and cost effective basis;

•	our ability to attract and retain highly qualified employees;

•	our ability to access capital markets and the successful execution of restructuring initiatives;

•	volatility in the stock market, which may affect the value of our stock;

•	the impact of interest rates on the valuations of our pension liabilities and goodwill;

•	costs and cost savings related to the closing of our Jackson, Tennessee and Montreal, Quebec facilities and consolidation of our U.S. wholesale distribution facility into our Decatur facility;

•	our ability to maintain our relationships with our major customers;

•	our potential exposure to environmental liabilities;

•	currency risks relating to our international operations and our ability to hedge these risks;

•	our ability and the ability of our customers to maintain satisfactory employee relations, especially with unionized employees;

•	costs for labor and benefits including healthcare and pension costs;

•	risks to our competitive position from changing technology or the loss of our intellectual property;

•	business and economic risks relating to government regulations that impact our industry;

•	our ability to access capital markets in order to refinance our senior notes, liquidity facilities and other indebtedness when required on commercially reasonable terms;

•

the successful execution of restructuring and recapitalization plan initiatives within the expected timeframe, including obtaining consents, amendments or waivers under our current senior note indentures and liquidity facilities in order to consummate the recapitalization plan;

•	the level of participation in the rights offering; and

•	our ability to complete the rights offering and/or the sale of the standby shares and option shares to our preferred stockholders.

You should carefully consider each of these risks and all other information contained in this prospectus and in our filings with the SEC. The risks described above and in our filings with the SEC are not the only ones we face. Additional risks and uncertainties not presently known to us, or which we currently consider immaterial, also may adversely affect us. If any of the preceding risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. For a further discussion of such risks, uncertainties and assumptions, see “Risk Factors.” You are urged to consider these factors in evaluating the forward-looking statements.

SUMMARY

This summary highlights selected information from this prospectus. This summary is not complete and may not contain all of the information that you should consider before deciding whether or not you should exercise your rights. You should read the entire prospectus carefully.

Our Company

Wolverine is a manufacturer of copper and copper alloy tube and fabricated and metal joining products. Our primary product focus is on custom engineered, higher value-added tubular products, including fabricated copper components and metal joining products, which offer attractive margin opportunities. Our products enhance performance and energy efficiency in a variety of end market applications, including commercial and residential heating, ventilation, air conditioning and refrigeration as well as home appliances, petrochemicals and industrial and chemical processing applications.

Wolverine has a global business platform with manufacturing operations in the U.S., Canada, Portugal, China and Mexico, and a distribution center in The Netherlands serving European and other markets. For the fiscal year ended December 31, 2006, our business in the U.S., Canada and other foreign countries accounted for 72%, 21% and 7% of consolidated net sales, respectively. Management believes that Wolverine maintains the broadest product offering of any North American manufacturer of copper and copper alloy tube, which allows it to offer packaged solutions and pursue cross-selling opportunities. Our business is comprised of two operating segments:

•

Commercial Products—which includes technical and industrial tube for use in commercial and residential air conditioning systems and other industrial applications, copper alloy tube, fabricated products and metal joining products; and

•	Wholesale Products—which includes plumbing and refrigeration service tube for use in residential and commercial construction, as well as refrigeration and air conditioning applications.

Through 2006, we had a third operating segment, the rod, bar and other products segment. As a result of the closing of our Montreal, Quebec rod and bar facility, we exited the rod, bar and other products segment at the end of 2006. Our Netherlands distribution business, which was historically included in the rod, bar and other products segment, is now included in the commercial products segment.

In the past five years, we have expanded our global operations through targeted international growth, while consolidating certain of our other less profitable operations. In 2001, we invested approximately $9 million for the construction of a 33,000 square foot technical tube manufacturing facility in Esposende, Portugal, which began commercial production in early 2002. In 2003, this facility began producing brazed assemblies for our European customers. In late 2004, we opened a new 130,000 square foot leased manufacturing facility to produce technical tube and fabricated products in Monterrey, Mexico, and we continue to expand our fabricated products offering in Mexico. Our initial investment in the Mexican facility totaled approximately $4.4 million, $2.6 million of which was from the relocation of equipment from other Wolverine facilities. Through 2006, we have expanded our Shanghai, China operations to meet local increasing customer demand for technical tube and fabricated products, and we have entered into a value added strategic sourcing arrangement with one of the largest China-based copper tube manufacturers to provide commercial products for resale to our customers in North America. At the same time, as part of our restructuring and rationalization initiatives, in 2005 we relocated our North American technical tube manufacturing operations from our Decatur, Alabama facility to facilities in Shawnee, Oklahoma and Monterrey, Mexico. In December 2006, we closed our manufacturing facilities located in Jackson, Tennessee and Montreal, Quebec and relocated our U.S. wholesale distribution facility to our Decatur, Alabama plant in conjunction with our “Path to Profitability” initiatives, which focus on reducing our North American footprint while continuing to serve and support our customers globally.

We are a Delaware corporation organized in 1987, the successor to a business founded in Detroit, Michigan in 1916. Our principal executive offices are located at 200 Clinton Avenue West, Suite 1000, Huntsville, Alabama, 35801. Our telephone number is (256) 580-3500. Our website is www.wlv.com. The information found on our website and on websites linked to it are not incorporated into or made a part of this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our Annual Report on Form 10-K/A for the year ended December 31, 2006 for more information regarding Wolverine.

The Recapitalization Plan

On February 1, 2007, we announced a recapitalization plan which will provide at least $75 million, and could provide up to approximately $134 million, of equity proceeds to Wolverine. We completed the first phase of this recapitalization plan, a private placement of 50,000 shares of preferred stock, for $50 million, to The Alpine Group, Inc. (“Alpine”) and a fund managed by Plainfield Asset Management LLC (“Plainfield”) on February 16, 2007. Under our recapitalization plan, we also plan to raise up to an additional $51.1 million in cash proceeds from a common stock rights offering to our common stockholders (excluding Alpine and Plainfield). If the gross proceeds we receive from the rights offering are less than $25 million, Alpine and Plainfield will collectively be obligated to purchase up to 25,000 additional shares of preferred stock, at a price of $1,000 per share, in an amount equal to $25 million minus the gross proceeds from the rights offering. We refer to this commitment as the “standby commitment,” and we refer to these shares as the “standby shares.” If, after the closing of the rights offering, Alpine and Plainfield collectively own shares of preferred stock representing less than 55% of our outstanding common stock on an as-converted, fully diluted basis, then Alpine and Plainfield will collectively have the option to purchase additional shares of preferred stock, at a price of $1,000 per share, up to an amount that would be sufficient to increase their aggregate ownership to 55% of our outstanding common stock on an as-converted, fully diluted basis. We refer to this option as the “call option,” and we refer to the preferred shares underlying the call option as the “option shares.” In addition, we have agreed to initiate an exchange offer to issue senior notes similar to our existing 10.5% Senior Notes due 2009, but with less restrictive covenants, in exchange for our 7.375% Senior Notes due 2008, and to seek consents to remove substantially all of the restrictive covenants contained in the 7.375% Senior Note indenture. We are currently discussing with the preferred stockholders and a number of financial institutions various alternatives to this exchange offer and consent solicitation, including the possibility of a global refinancing transaction with respect to our 10.5% and 7.375% Senior Notes, our secured revolving credit facility and our receivables sale facility, which would close concurrently with or shortly following the rights offering.

This prospectus relates to the resale of the preferred stock issued or issuable to Alpine and Plainfield in connection with this recapitalization plan—including the shares of preferred stock purchased in the initial closing, as well as the standby shares and the option shares—along with the common stock into which this preferred stock is convertible.

For a more complete description of our recapitalization plan, including the terms of the preferred stock purchase agreement and the related agreements we entered into in connection with the recapitalization plan, see the section entitled “The Recapitalization Plan” beginning on page 10.

The Offering

Preferred stock offered by the selling stockholders	Up to 82,890 shares of Series A Convertible Preferred Stock, par value $1.00 per share

Common stock offered by the selling stockholders	75,354,545 shares issuable upon conversion of the preferred stock, based upon an initial conversion price of $1.10 per share of common stock.

Terms of the preferred stock Dividends

Dividends on the preferred stock are cumulative and are payable quarterly at an annual rate of 8%. We are entitled to defer dividends in certain circumstances. Any deferred dividend will accrue at an annual rate of 10% if the dividend payment date is before January 31, 2012 and at an annual rate of 12% per annum if the dividend payment date is on or after January 31, 2012. In addition, if at any time more than 120 days after February 16, 2007, the following two conditions are not satisfied (or waived by the preferred stockholders):

•	the number of authorized but unissued and otherwise unreserved shares of common stock is sufficient to permit the conversion of the preferred stock into common stock, and
•	the shares of common stock into which the preferred stock is convertible are registered for resale under the Securities Act of 1933,

then the dividend rate on the preferred stock will increase by 0.50% for each quarter in which those two conditions remain unsatisfied, up to a maximum increase of 2%.

As of June 16, 2007, we had satisfied the first condition, but not the second condition. As a result, the dividend rate on the preferred stock was subject to the 0.50% increase for the quarter ended July 31, 2007. In addition, since we had not satisfied the second equity condition by August 1, 2007, the dividend rate is subject to another 0.50% increase for the quarter ended October 31, 2007.

Conversion

Each share of preferred stock is convertible, at the option of the holder, into a number of shares of common stock equal to $1,000 divided by the conversion price. The initial conversion price is $1.10 and is subject to customary anti-dilution adjustments, including for stock dividends and stock splits, for certain asset distributions, for certain fundamental corporate transactions and for subsequent equity sales.

Liquidation preference

Upon our voluntary or involuntary dissolution, liquidation or winding up, and in the case of certain fundamental corporate transactions, holders of the preferred stock will be entitled to receive, prior and in preference to any distribution to the holders of common stock or any other junior securities, a cash liquidation preference equal to the greater of:

•	the stated value for each share of such holder’s preferred stock plus all accrued and unpaid dividends; or

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the amount per share that would be payable to such a holder (including all accrued and unpaid dividends) had all shares of preferred stock been converted to common stock immediately prior to such event.

Redemption

The preferred stock is mandatorily redeemable at the stated value plus any accrued and unpaid dividends on January 31, 2017 and upon the occurrence of certain change of control transactions that are not approved by at least five of the members of our Board of Directors.

We may redeem all, but not less than all, of the preferred stock at our option, at the stated value plus any accrued and unpaid dividends, at any time on or after January 31, 2014, but only if the two conditions described in “Dividends,” above, are satisfied between the delivery of the notice of redemption and the redemption date.

Ranking

With respect to dividend rights or rights upon our liquidation, dissolution or winding up, the preferred stock ranks senior to our common stock and all other equity or equity securities of Wolverine. So long as any shares of preferred stock are outstanding, we may not:

•	redeem, purchase or otherwise acquire any such junior securities, or set aside any money for such a redemption, purchase or other acquisition; nor

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pay or declare any dividend or make any distribution on any such junior securities, except for pro rata stock dividends on the common stock and dividends on the preferred stock due and paid in the ordinary course.

Voting rights

The holders of preferred stock are entitled to vote, on an as-converted basis, with the holders of our common stock on all matters on which holders of common stock are entitled to vote, including, without limitation, the election of directors, subject to the following limitation. For so long as any of Wolverine’s 10.5% Senior Notes due 2009 are outstanding, no holder of preferred stock (together with any other person with whom that holder would be considered a “person” (as that term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) with respect to the preferred stock or the common stock) may vote common stock and preferred stock in excess of 49% of the total voting power of all voting securities of Wolverine.

So long as there is at least 25,000 shares of preferred stock outstanding, Wolverine cannot take certain fundamental corporate actions without the vote of a majority of the outstanding preferred stock, voting as a separate class.

Use of proceeds

All of the shares of preferred stock and common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of preferred stock by the selling stockholders pursuant to this prospectus or from the issuance of shares of common stock upon conversion of the preferred stock.

Certain U.S. federal income tax considerations

The U.S. federal income tax consequences of purchasing, owning and disposing of the preferred stock and any common stock received upon its conversion are described in “Certain U.S. Federal Income Tax Considerations.” Prospective investors are urged to consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of the preferred stock and any common stock received upon its conversion in light of their personal investment circumstances.

Market for the preferred stock and the common stock

There is no public market for our preferred stock, and we do not intend to list the preferred stock on any national securities exchange or automated quotation system. Shares of our common stock are quoted on the OTC Bulletin Board under the symbol “WLVT.”

For a more complete description of the terms of the preferred stock and the common stock, see the sections entitled “Description of the Preferred Stock” beginning on page 15 and “Description of the Capital Stock” beginning on page 23.

Risk Factors

An investment in our preferred stock and our common stock involves significant risks, including the risks described in the section entitled “Risk Factors” beginning on page 6. You should carefully read and consider these risk factors together with all of the other information included in this prospectus before you decide to invest in our stock.

RISK FACTORS

An investment in our stock involves significant risks. You should carefully consider the risks described below, together with the other information contained in and incorporated by reference in this prospectus, before making a decision to invest in our stock. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that case, the price of our stock could decline, and you may lose all or part of your investment.

Please see the information provided under Item 1A, “Risk Factors,” of our Annual Report on Form 10-K for the annual period ended December 31, 2006, filed with the SEC on March 16, 2007, as amended on July 11, 2007, as updated by the information provided under the same caption of our Quarterly Report on Form 10-Q for the quarter ended July 1, 2007, filed with the SEC on August 8, 2007, which is incorporated by reference herein.

Risks Related to the Preferred Stock and the Common Stock

Your ability to sell the preferred stock may be limited by the absence of an active trading market.

There currently is no established trading market for the preferred stock, and we do not intend to apply for the preferred stock to be listed on any securities exchange or to arrange for quotation on any over-the-counter market. In addition, we cannot assure when or how many shares of preferred stock may be sold pursuant to this prospectus, which will be a factor affecting the depth and liquidity of the market, if any, for shares of our preferred stock. Accordingly, there may not be development of, or significant liquidity in, any market for shares of preferred stock sold using this prospectus. Consequently, the preferred stock will be relatively illiquid and you may be unable to sell your preferred stock at a particular time or at favorable prices, if at all. If a market for the preferred stock were to develop, the preferred stock could trade at prices that may be higher or lower than the price paid to any of the selling stockholders for shares sold pursuant to this prospectus, depending upon many factors. Such factors include: the price of our common stock into which the preferred stock may be converted, prevailing interest rates, our operating performance and financial condition, and the markets for similar securities.

We may not be able to pay cash dividends on the preferred stock due to legal and contractual restrictions and lack of liquidity.

We are required to pay approximately $1.0 million in regular cash dividends on the 50,000 shares of currently outstanding preferred stock each quarter or such greater amount per quarter commensurate with any increase in the number of outstanding preferred shares, subject to increase if certain equity conditions are not met. However, the terms of the preferred stock permit us to defer dividend payments, which will accrue at a higher rate, to the extent that we do not have cash or financing available to us to cover the full quarterly dividend amount.

In addition, under Delaware law, cash dividends on capital stock may only be paid from “surplus” or, if there is no surplus, from the corporation’s net profits for the then current or preceding fiscal year. Unless we continue to operate profitably, our ability to pay cash dividends on the preferred stock would require the availability of adequate surplus, which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. Further, even if adequate surplus is available to pay cash dividends on the preferred stock, we may not have sufficient cash to pay such dividends.

Moreover, our 10.5% Senior Note indenture limits our ability to make certain restricted payments, including cash dividends on our capital stock, unless certain tests are met, including an interest coverage ratio test that compares our earnings to our interest expense or unless the dividends meet an available exception from the covenant. One exception permits restricted payments aggregating up to $5 million since March 27, 2002. Although the entire $5 million basket is available for payment of the preferred stock dividends, it has been reduced by $1,895,500 in preferred stock dividends paid to date. Once this basket has been exhausted, if we are unable to meet these indenture requirements or defer dividend payments under the terms of the preferred stock, or if we are unable to obtain appropriate waivers under the indenture or refinance amounts outstanding under the indenture, we will be unable to pay dividends on the preferred stock without causing a default and possible acceleration of outstanding amounts under that indenture. Due to cross-default provisions, such a default could result in defaults under our other financing agreements.

Our stock price may be volatile.

The market price of our common stock may be subject to significant fluctuations. Some of the factors that can affect our stock price are:

•	quarterly variations in our operating results;

•	our ability to meet our liquidity needs;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions, dispositions or restructurings;

•	the impact of the risks discussed herein and our ability to react effectively to those risks;

•	limited trading volume of our common stock;

•	a change in technology that may add to manufacturing costs;

•	actions by institutional stockholders;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Because the preferred stock is convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the preferred stock.

Limited trading volume of our common stock may contribute to its price volatility.

Our common stock is quoted on the OTC Bulletin Board. Prior to January 4, 2007, our common stock was traded on the New York Stock Exchange. During the year ended December 31, 2006, the average daily trading volume of our common stock as reported by Bloomberg L.P. was approximately 307,842 shares. From January 4, 2007 through August 27, 2007, the average daily trading volume of our common stock as reported by Bloomberg L.P. was approximately 134,896 shares. It is uncertain whether a more active trading market in our common stock will develop or if we will be re-listed on the New York Stock Exchange or any other securities exchange. Also, many investment banks no longer find it profitable to provide securities research on small-cap and mid-cap companies. Further, many investment banks do not support trading in over-the-counter securities. As a result, relatively small trades may have a significant impact on the market price of our common stock, which could increase the volatility and depress the price of our stock. We cannot assure you that you will be able to sell such common stock at a particular time or that the prices that you receive when you sell will be favorable.

Future issuances of our equity securities, or sales of our securities by stockholders in the public market, may cause the price of our common stock to decline or impair our ability to raise capital in the equity markets.

In the future, we may issue additional shares of our common stock in public or private offerings, perhaps in significant quantities, including pursuant to the proposed rights offering. Also, shares of our common stock are available for future sales pursuant to stock options and/or restricted stock that we have granted to certain employees, directors and consultants (including Alpine), and in the future we may grant additional stock options and/or restricted stock to our employees, directors and consultants. In addition to the 50,000 shares of preferred stock that we have issued to Alpine and Plainfield, we may issue significantly more shares to these investors (in the form of standby shares and/or option shares) in connection with the recapitalization plan. The sale of a substantial amount of shares by the selling stockholders, or the sale of substantial amounts of stock by other stockholders, could significantly affect the market prices for shares of our stock and ultimately could impair our ability to raise capital through future offerings.

Alpine and Plainfield have the ability to exert significant influence over our affairs and may have interests that differ from those of our other stockholders.

As of the date of this prospectus, Alpine and Plainfield hold shares of preferred stock representing approximately 75% of the total actual voting power of all our voting securities on an as-converted basis. Although their voting power is limited to 49% of the total voting power while any of our 10.5% Senior Notes remain outstanding, during this period these stockholders have a contractual right to designate a majority of our Board of Directors. With their majority representation on our Board of Directors and through their voting power, Alpine and Plainfield have the ability to exert significant control over our business, policies and affairs, and to substantially influence the outcome of any action requiring stockholder approval, including amendments to our charter or bylaws, mergers or sales of substantially all of our assets, or other extraordinary transactions. Because Alpine and Plainfield have a large voting interest in Wolverine, they may continue to exert significant control over us even if they sell a substantial amount of shares pursuant to this prospectus. The interests of these investors with respect to such matters may differ from the interests of our other stockholders.

Provisions in our charter documents, Delaware law and other agreements, coupled with the selling stockholders’ ownership of a significant amount of our voting power, may delay or prevent an acquisition of Wolverine that some stockholders may consider attractive.

Our restated certificate of incorporation (including the certificate of designations for the preferred stock), bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors and holders of our preferred stock. These provisions include the removal of directors only for cause, the inability of stockholders to act by written consent or to call special meetings, as well as voting, redemption and liquidation rights held by the preferred stockholders. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our Board of Directors, these provisions apply even if the offer may be considered beneficial by some stockholders. In addition, the selling stockholders’ ownership of a significant amount of our voting power and their majority representation on our Board of Directors provide them with substantial influence over the transfer of control of Wolverine to any third party. It is possible that these investors may not pursue transactions that some stockholders consider attractive, or may pursue transactions that may not result in a premium upon a change of control.

In addition, under the indenture governing our 10.5% Senior Notes, in the event a change in control occurs, we may be required to repurchase all of our outstanding 10.5% Senior Notes at 101% of their original aggregate principal amount plus accrued interest. A change in control, without an appropriate waiver or amendment, would also result in an event of default or amortization event under our liquidity facilities.

We will not pay any dividends on our common stock in the foreseeable future.

We do not anticipate that we will pay any dividends on our common stock in the foreseeable future. We intend to retain any future earnings to fund operations, to service our debt and provide for other corporate needs, and to fund required dividend payments on the preferred stock. The terms of the preferred stock prohibit us from paying cash dividends on our common stock while such preferred stock is outstanding. In addition, our current liquidity facilities and our 10.5% Senior Note indenture limit our ability to declare and pay dividends on our capital stock.

USE OF PROCEEDS

All of the shares of preferred stock and common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of preferred stock by the selling stockholders pursuant to this prospectus or from the issuance of shares of common stock upon conversion thereof.

THE RECAPITALIZATION PLAN

On February 1, 2007, we announced a recapitalization plan to strengthen our balance sheet, reduce financing costs and enhance our overall capital structure. This recapitalization plan will provide at least $75 million, and could provide up to approximately $134 million, of equity proceeds to Wolverine. We completed the first phase of this recapitalization plan on February 16, 2007 (the “initial closing”), when, pursuant to a preferred stock purchase agreement, Alpine and Plainfield invested $50 million in cash in exchange for 50,000 newly-issued shares of preferred stock. The terms of the preferred stock are set forth in the certificate of designations that we adopted in connection with the initial closing, as summarized below in “Description of Preferred Stock.” We are implementing the remainder of our recapitalization plan in accordance with the terms of the preferred stock purchase agreement and the related agreements we entered into in connection with the preferred stock purchase agreement, the material terms of which are summarized below.

Rights Offering; Standby Commitment; Call Option

In the preferred stock purchase agreement, we agreed to conduct a rights offering as soon as practicable after the initial closing. Pursuant to the rights offering, our common stockholders (excluding Alpine and Plainfield) have received, pro rata in proportion to the number of shares of common stock owned by them, rights to purchase an aggregate of up to $51.1 million of our common stock at a price of $1.10 per share. If the gross proceeds from the rights offering are less than $25 million, the preferred stock purchase agreement obligates Alpine and Plainfield to purchase their pro rata share of up to an additional 25,000 shares of preferred stock, at a price of $1,000 per share, such that the sum of the total purchase price of these standby shares and the gross proceeds from the rights offering will equal $25 million. These standby shares must be purchased within 45 days after the closing of the rights offering. In addition, if Alpine and Plainfield collectively own shares of preferred stock representing less than 55% of Wolverine’s outstanding common stock on an as-converted, fully diluted basis after the closing of the rights offering, Alpine and Plainfield will each have an option, exercisable until 90 days after the closing of the rights offering, to purchase its pro rata share of the number of additional shares of preferred stock, at a price of $1,000 per share, that would be sufficient to increase their aggregate ownership to 55% of Wolverine’s common stock on an as-converted, fully diluted basis. Additionally, if either Alpine or Plainfield has purchased its full portion of these option shares, then for 30 days following the expiration of this option period, it will have the right to purchase, upon the same terms, any portion of the option shares not purchased by the other in the initial 90-day option period. Based on the shares of common stock and preferred stock currently outstanding, and assuming that the rights offering is fully subscribed and that every currently outstanding stock option and warrant is dilutive (in the money) rather than antidilutive (out of the money), we expect that the maximum number of shares of preferred stock that Alpine and Plainfield collectively could purchase pursuant to this option is 32,890.

Debt Restructuring

In addition, pursuant to the preferred stock purchase agreement, we agreed to initiate a registered exchange offer to issue senior notes similar to our existing 10.5% Senior Notes due 2009, but with less restrictive covenants, in exchange for our 7.375% Senior Notes due 2008, and to seek consents to remove substantially all of the restrictive covenants contained in the 7.375% Senior Note indenture. We are currently discussing with the preferred stockholders and a number of financial institutions various alternatives to this exchange offer and consent solicitation, including the possibility of a global refinancing transaction with respect to our 10.5% and 7.375% Senior Notes, our secured revolving credit facility and our receivables sale facility, which would close concurrently with or shortly following the rights offering.

Voting Agreement; Board of Directors

As discussed below in “Description of Preferred Stock-Voting Rights,” although the preferred stockholders generally vote with our common stockholders, pursuant to the certificate of designations governing the preferred stock and a voting agreement among Wolverine and the preferred stockholders originally entered into in connection with the initial closing, the preferred stockholders are subject to a 49% voting power limitation while our 10.5% Senior Notes due 2009 are outstanding. The preferred stock purchase agreement provides that, for so long as this voting power limitation is in effect and Alpine and Plainfield beneficially own in the aggregate at least 50% of the 50,000 shares of preferred stock purchased at the initial closing (or the common stock issued upon conversion thereof), Alpine and Plainfield will have the right to designate a total of four directors on our Board of Directors, and we have agreed that our Board of Directors will consist of not more than seven members and that we will use commercially reasonable efforts to ensure that the four Alpine and Plainfield designees remain on the Board of Directors at all such times.

Increase in Authorized Shares of Common Stock

In order to have a sufficient number of authorized shares of common stock to issue upon exercise of the rights distributed in connection with the rights offering and upon conversion of shares of the preferred stock, we agreed in the preferred stock purchase agreement to seek stockholder approval for an amendment to our restated certificate of incorporation to increase the number of authorized shares of common stock from 40,000,000 to at least 175,000,000. On May 24, 2007, our stockholders approved an amendment to our restated certificate of incorporation to increase the number of authorized shares of common stock to 180,000,000.

Resale Registration Rights

Pursuant to the terms of the preferred stock purchase agreement, we entered into a registration rights agreement under which we agreed to file this shelf registration statement registering the selling stockholders’ resale of the preferred stock and the shares of common stock into which the preferred stock is convertible. In addition, we granted one “demand” registration right and unlimited “piggyback” registration rights to the holders of the preferred stock and any common stock into which the preferred stock is convertible. See “Description of Preferred Stock-Registration Rights,” below.

Alpine Management Agreement

As agreed to in the preferred stock purchase agreement, at the initial closing we entered into a two-year management agreement with Alpine pursuant to which Alpine will provide Wolverine with certain management services in exchange for an annual fee of $1,250,000 and reimbursement of reasonable and customary expenses incurred by Alpine.

Separation and Consulting Agreements with Former Executive

In connection with the preferred stock purchase agreement, we entered into a separation agreement with Johann R. Manning, Jr., our former President and Chief Executive Officer, which sets forth the terms of his resignation effective on the initial closing date. Under the terms of the separation agreement, upon Mr. Manning’s resignation, his outstanding equity awards vested, and he became entitled to a severance payment equal to $1,480,000 minus the value of the acceleration of these equity awards. The separation agreement also provided Mr. Manning with payout of 2006 bonus amounts, six years of continuing director and officer insurance coverage and access to Wolverine’s medical and disability benefit programs for three years following his resignation. In addition, as consideration for Mr. Manning’s agreement to certain non-solicitation, non-competition and non-disclosure provisions, he is entitled to an additional $1,035,000 payment payable on the day following the six month anniversary of the resignation date. We also entered into a 15-month consulting agreement with Mr. Manning, whereby he will receive a $20,000 monthly fee for providing consulting and advisory services to Wolverine and a $175,000 performance bonus if Wolverine achieves at least 70% of its 2007 EBITDA target applicable to the senior managers of Wolverine.

Stockholders Agreement

In connection with the preferred stock purchase agreement, Plainfield and Alpine entered into a stockholders agreement. Pursuant to the stockholders agreement, neither Plainfield nor Alpine shall transfer any voting securities of Wolverine without first offering such voting securities of Wolverine to the other. Also, pursuant to the stockholders agreement, Plainfield and Alpine each agree that, so long as the other holds 10% of the outstanding capital stock of Wolverine, it will vote all of its eligible shares in favor of the two board designees of such other party. Alkest, LLC (“Alkest”) became a party to the stockholders agreement on February 26, 2007, in connection with a private sale by Plainfield of certain of the preferred stock held by it to Alkest and the assumption by Alkest of certain rights and obligations in connection therewith under the preferred stock purchase agreement and certain other agreements between Alpine and Plainfield. Alkest must vote all of its eligible shares in favor of the two board designees of each Alpine and Plainfield. The stockholders agreement also requires that for any matter submitted to Plainfield or Alpine as a holder of preferred stock, each shall consult with the other and cooperate in order to attempt to reach agreement on the manner in which votes should be cast or consent be given.

Fees and Expenses

We agreed to reimburse Alpine and Plainfield for certain fees and expenses incurred by them in connection with the transactions contemplated by the preferred stock purchase agreement, and to compensate Plainfield’s financial advisor for its services in connection with the transactions.

CERTAIN INFORMATION REGARDING OFFERED SECURITIES

This prospectus relates to the resale by the selling stockholders, from time to time, of up to 82,890 shares of preferred stock, as well as up to 75,354,545 shares of common stock issuable upon conversion of the preferred stock, based upon the initial conversion price of $1.10 per share of common stock. As discussed in “The Recapitalization Plan,” above, we originally issued 50,000 shares of preferred stock to Alpine and Plainfield in a private placement on February 16, 2007, and we may issue up to an additional 32,890 shares of preferred stock to Alpine and Plainfield pursuant to the standby commitment and/or call option.

Assuming a price of $2.12 per share of common stock, the last reported sale price of our common stock on February 16, 2007, the initial closing date, the total dollar value of the 75,354,545 shares of common stock issuable upon conversion of the 82,890 shares of preferred stock being registered for resale hereby is $159,751,635.

As described in “Description of Preferred Stock-Conversion,” below, shares of preferred stock are convertible into shares of common stock based on a conversion price per share of common stock. The initial conversion price, which is currently in effect, is $1.10 per share, which represents a $1.02 per share discount from the market value of our common stock as of February 16, 2007. The following table illustrates the aggregate possible gross profit the selling stockholders could realize as a result of the conversion discount with respect to the preferred stock, assuming: (a) the selling stockholders convert all 82,890 shares of preferred stock offered hereby into shares of common stock using the current conversion price of $1.10 per share; and (b) the selling stockholders sell all such shares of common stock at a price per share of $2.12, the last reported sale price of our common stock on February 16, 2007, the date of the initial closing:

Market price per share of common stock on 2/16/07:	$2.12
Conversion price per share of common stock as of 2/16/07:	$1.10
Total shares of common stock underlying 82,890 shares of preferred stock:	75,354,545
Aggregate 2/16/07 market price of shares of common stock underlying 82,890 shares of preferred stock:	$159,751,635
Aggregate conversion price of the shares of common stock underlying 82,890 shares of preferred stock:	82,890,000

Aggregate conversion discount to 2/16/07 market price of common stock:	$76,861,635

As described in “Description of Preferred Stock-Conversion,” below, the conversion price applicable to the preferred stock is subject to anti-dilution adjustments from time to time upon the occurrence of certain events, including stock dividends and splits, non-cash distributions to common stockholders and certain subsequent issuances of common stock (or any equity or debt instruments convertible or exchangeable into common stock) at a purchase price per share less than the then-applicable conversion price. For example, if we issued an additional 2,000,000 shares of common stock at $1.00 per share on August 27, 2007, when the number of outstanding shares of our common stock was 15,178,994 and the applicable conversion price was $1.10 per share, the conversion price would be adjusted to $1.09 per share. This adjusted conversion price represents a $1.03 per share discount from the market value of our common stock as of February 16, 2007. The following table illustrates the aggregate possible gross profit the selling stockholders could realize as a result of this adjusted conversion discount with respect to the preferred stock, assuming: (a) the selling stockholders convert all 82,890 shares of preferred stock offered hereby into shares of common stock using the adjusted conversion price of $1.09 per share; and (b) the selling stockholders sell all such shares of common stock at a price per share of $2.12, the last reported sale price of our common stock on February 16, 2007, the date of the initial closing:

Market price per share of common stock on 2/16/07:	$2.12
Adjusted conversion price per share of common stock:	$1.09
Total shares of common stock underlying 82,890 shares of preferred stock based on adjusted conversion price:	76,045,871
Aggregate 2/16/07 market price of shares of common stock underlying 82,890 shares of preferred stock based on adjusted conversion price:	$161,217,247
Aggregate conversion price of the shares of common stock underlying 82,890 shares of preferred stock:	82,890,000

Aggregate adjusted conversion discount to 2/16/07 market price of common stock:	$78,327,247

The following table sets forth (a) the aggregate gross proceeds paid to Wolverine upon the purchase of the initial 50,000 shares of preferred stock by Alpine and Plainfield on February 16, 2007 plus the gross proceeds payable to Wolverine assuming the purchase of the 32,890 additional shares of preferred stock by Alpine and Plainfield upon full exercise of the call option; and (b) the aggregate possible gross profit the selling stockholders could realize as a result of the conversion discount with respect to the preferred stock, as calculated above assuming the initial $1.10 conversion price and a market price of $2.12, the last reported sale price of Wolverine’s common stock on February 16, 2007:

Aggregate gross proceeds paid or payable to Wolverine upon issuance of shares of preferred stock:	$82,890,000
Aggregate possible gross profit realizable by the selling stockholders as a result of conversion discount to 2/16/07 market price of Wolverine common stock:	$76,861,635

DESCRIPTION OF PREFERRED STOCK

The following is a summary of certain provisions of the certificate of designations for the preferred stock, as amended. Copies of this certificate of designations and amendment have been filed as exhibits to our SEC filings, and are available upon request from us at the address set forth under “Where You Can Find More Information.” The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designations, as amended.

General

Under our restated certificate of incorporation, our Board of Directors is authorized, without further stockholder approval, to issue up to 500,000 shares of preferred stock, par value $1.00 per share, in one or more series, and to fix the designation, relative powers, preferences and rights, and qualifications, limitations or restrictions—including but not limited to voting rights, dividend rates and conversion features—as may be set forth in resolutions providing for the issuance of such preferred stock. The Board of Directors has designated 90,000 shares as Series A Convertible Preferred Stock, with a stated value of $1,000 per share, which shares of preferred stock have the following rights and preferences:

Ranking

With respect to dividend rights or rights upon our liquidation, dissolution or winding up, the preferred stock ranks senior to our common stock and all other equity or equity securities of Wolverine, which we refer to collectively as “junior securities.” So long as any shares of preferred stock are outstanding, we may not:

•	redeem, purchase or otherwise acquire any junior securities, or set aside any money for such a redemption, purchase or other acquisition; or

•

pay or declare any dividend or make any distribution on any junior securities, except for pro rata stock dividends on the common stock and dividends on the preferred stock due and paid in the ordinary course.

Dividends

Subject to adjustment as described below, holders of the preferred stock are entitled to receive cumulative dividends at an annual rate of 8% of the stated value of each share of preferred stock, to be paid quarterly on each January 31, April 30, July 31 and October 31, with the first such payment due on April 30, 2007. Dividends on shares of the preferred stock accrue daily beginning on the date of their first issuance, and are calculated on the basis of a 360-day year that has been divided into four 90-day quarters. Dividends shall be deemed to accrue whether or not earned or declared and whether or not there are profits, surplus or other funds of Wolverine legally available for the payment of dividends.

Upon written notice to the holders of the preferred stock, we may elect to defer payment of dividends otherwise payable on any quarterly dividend payment date only if and to the extent that our “cash end availability” is less than the amount of the dividend payable on such date, as determined in good faith by a majority of the members of the Board of Directors other than any director affiliated with or nominated by a holder of preferred stock. “Cash end availability” means all cash and financing available to us for the payment of dividends, including without limitation resulting from any accounts receivable financing or securitization, proceeds from the issuance of preferred stock and any other capital stock or other securities we issue for cash. In the event of any dividend deferral, the amount of the dividends payable on such quarterly dividend payment date on which the dividends would otherwise have been paid, or any subsequent dividend payment date until such deferred dividends have been paid, shall be determined as follows:

•

If the dividend payment date is prior to January 31, 2012, such dividend amount will be based upon dividends on the preferred stock having accumulated during the preceding quarter (or other measurement period) at an annual rate of 10% of the stated value of each share of preferred stock plus all previously accrued and unpaid dividends; and

•

If the dividend payment date is subsequent to January 31, 2012, such dividend amount will be based upon dividends on the preferred stock having accumulated during the preceding quarter (or other measurement period) at an annual rate of 12% of the stated value of each share of preferred stock plus all previously accrued and unpaid dividends.

On each quarterly dividend payment date, to the extent that there is cash end availability, we must pay, pro rata among the holders of the preferred stock, any accrued and unpaid dividends, with the dividends that have remained unpaid longest being paid first, until all accrued and unpaid dividends have been paid. In addition, all accrued and unpaid dividends on each share of preferred stock shall be paid upon the earlier to occur of a liquidation event (as described below) or the conversion of such share of preferred stock.

In addition, if at any time after June 16, 2007, which is the 120th day from February 16, 2007 (the date of the first issuance of a share of preferred stock), the following two conditions (the “equity conditions”) are not satisfied (or waived in writing by the applicable holder of preferred stock) on each business day within a given quarter preceding a dividend payment date:

•	the number of authorized but unissued and otherwise unreserved shares of common stock is sufficient to permit the full conversion of all of the outstanding preferred stock into common stock; and

•

all of the shares of common stock into which such outstanding preferred stock is convertible are registered for resale under the Securities Act and may be sold by the holders of the preferred stock pursuant to an effective registration statement thereunder or all such shares may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act;

then the dividend rate at that dividend payment date will increase by 0.50% for the preceding dividend period, and for each quarter in which these equity conditions remain unsatisfied, up to a maximum aggregate increase of 2%. Following such adjustment, and upon satisfaction or waiver of these conditions, the dividend rate will return to the rate in effect before giving effect to such adjustment (until any subsequent failure). We have agreed to use our reasonable best efforts to satisfy each of these equity conditions.

As of June 16, 2007, we had satisfied the first equity condition, but not the second equity condition. The preferred stockholders provided a conditional waiver to the adjustment to the dividend rate occurring on July 31, 2007 provided that both of the equity conditions were satisfied on or prior to July 31, 2007. The waiver provided that, in the event that the equity conditions were not satisfied by this date, the waiver would be of no force or effect and the applicable dividend rate adjustment (0.50%) would be made as of May 1, 2007 for the quarter ended July 31, 2007, with a further adjustment to occur on August 1, 2007 if the equity conditions were not satisfied as of that date. We did not satisfy the second equity condition as of July 31, 2007 or August 1, 2007, and the preferred stockholders have not granted us a further waiver. As a result, the dividend rate on the preferred stock was subject to the 0.50% increase for the quarter ended July 31, 2007 and another 0.50% increase for the quarter ended October 31, 2007, and will be subject to further adjustment until the equity conditions are satisfied.

No dividends will be paid on the preferred stock as a separate class other than the dividends described above.

Liquidation Preference

Upon Wolverine’s voluntary or involuntary dissolution, liquidation or winding up, and upon the occurrence of a “fundamental transaction” (as defined below), holders of the preferred stock will be entitled to receive, prior and in preference to any distribution of any of our assets or funds to the holders of common stock or any other junior securities by reason of their ownership thereof, a cash liquidation preference equal to the greater of:

•	the stated value for each share of such holder’s preferred stock plus all accrued and unpaid dividends; and

•

the amount per share that would be payable to such a holder (including all accrued and unpaid dividends) had all shares of preferred stock been converted to common stock immediately prior to such event.

If assets or surplus funds remain in Wolverine following the completion of this distribution, the holders of the common stock and other junior securities will share in all remaining assets of Wolverine.

In the event the assets and funds available for payment of the liquidation preference are insufficient to permit the payment of the full liquidation preference to all holders, then the entire assets and funds of Wolverine legally available for distribution will be ratably distributed among such holders in proportion to the aggregate liquidation preference that would otherwise be payable to each such holder.

In the event that the cash liquidation preference payment has not been made to the holders immediately prior to the closing of the dissolution, liquidation or winding up of Wolverine, we will either cause such closing to be postponed until such payment has been made or cancel the transaction.

Conversion

Each share of preferred stock is convertible, at any time and from time to time, at the option of the holder, into a number of shares of our common stock equal to the stated value ($1,000) divided by the conversion price in effect on the conversion date. The initial conversion price is $1.10, and is subject to adjustment as described below.

In order to effect a conversion, the holder must deliver to Wolverine the original certificate for the preferred stock being converted (or an affidavit of lost certificate and any required indemnity or bond) along with a written conversion notice. Upon conversion, we will promptly issue and deliver to the holder or his designee one or more certificates for the requisite shares of common stock, and such holder or designee will be deemed to be the record holder of such common stock as of the conversion date. If the shares of common stock are not required to bear a restrictive legend, we will deliver such shares electronically through the Depository Trust Corporation or a similar clearing corporation at the holder’s request. In the event of a partial conversion, we will promptly deliver to the holder a new certificate representing the remaining shares of preferred stock.

The conversion price is subject to adjustment from time to time while the preferred stock is outstanding, as follows:

•

Stock dividends and splits. If we pay a stock dividend or otherwise make a distribution on any class of our capital stock that is payable in shares of common stock, or if we subdivide or combine our outstanding common stock into a larger or smaller number of shares, then in each case the conversion price will be adjusted (as of immediately after the record date or effective date, as applicable) by multiplying the then existing conversion price by a fraction, the numerator of which is the number of shares of common stock outstanding immediately before the event and the denominator of which is the number of shares of common stock outstanding immediately after such event.

•

Pro rata distributions. If we distribute or pay as a dividend to the holders of our common stock (other than in the rights offering to be conducted as part of the recapitalization plan) evidences of our indebtedness, any security (other than a distribution of common stock described in the preceding bullet point), rights or warrants to subscribe for or purchase any security, or any other asset (including cash), then in each case we must simultaneously deliver to each holder of preferred stock such property that the holder would have been entitled to receive in respect of the number of shares of common stock then issuable upon conversion of his preferred stock had such holder been the record holder of such common stock immediately prior to the applicable record or payment date.

•

Fundamental transactions. If we effect a “fundamental transaction” (as defined below), then upon any subsequent conversion of the preferred stock, each holder will have the right to receive, for each share of common stock he would have received upon such conversion absent the fundamental transaction, the same kind and amount of securities, cash or property, as such holder could have been entitled to receive upon the occurrence of the fundamental transaction had he been the holder of a share of common stock immediately prior to the transaction. If the holders of common stock are given a choice as to the securities, cash or property, to be received in a fundamental transaction, then the holders of preferred stock will be given the same choice on conversion of such holder’s shares. The term “fundamental transaction” means any of the following:

•	an acquisition after January 31, 2007 by an individual, legal entity or group of 50% or more of the voting rights or voting equity interests of Wolverine;

•

the “continuing directors” (those who were members of the Board of Directors on January 31, 2007 or who were appointed or nominated to the Board of Directors by other continuing directors) ceasing to constitute more than one-half of the members of the Board of Directors;

•

a merger or consolidation of Wolverine or any subsidiary or a sale of all or substantially all of the assets of Wolverine or any subsidiary in one transaction or a series of related transactions (unless following such transaction(s), the previous Wolverine’s security holders continue to hold at least one-half of the voting rights or voting equity interests in the survivor or acquiror);

•

a recapitalization, reorganization or other transaction involving Wolverine or any subsidiary that constitutes or results in a transfer of more than one-half of the voting rights or voting equity interests of Wolverine;

•	consummation of a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Securities Exchange Act of 1934 with respect to Wolverine;

•

the completion of any tender offer or exchange offer permitting holders of the common stock to tender or exchange their shares for cash, property or other securities, as a result of which the common stockholders immediately prior to the launch of such an offer do not directly or indirectly own a majority of the outstanding equity interests of Wolverine immediately after completion of such offer;

•	any reclassification of the common stock or any compulsory share exchange by which the common stock is effectively converted into or exchanged for other securities, cash or property; or

•	the execution by Wolverine of an agreement directly or indirectly providing for any of the foregoing events.

Unless a holder of preferred stock otherwise notifies Wolverine, a fundamental transaction will be treated as a liquidation event that triggers the payment of the liquidation preference described above. For so long as 25,000 shares of preferred stock remain outstanding, in the event that the cash liquidation preference payment has not been made to the holders immediately prior to the closing of a fundamental transaction, we will either cause such closing to be postponed until such payment has been made or cancel the fundamental transaction.

•

Subsequent equity sales. If we issue additional shares of common stock, or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for common stock or otherwise entitling any person to acquire common stock (collectively, the “common share equivalents”), at a purchase price per share of common stock less than the then-applicable conversion price, then the conversion price will be adjusted by multiplying the conversion rate then in effect by a fraction, the numerator of which is the sum of (a) the number of shares of common stock outstanding on the date of such issuance and (b) the number of additional shares of common stock which the aggregate offering price of the total number of shares of common stock so issued (or the sum of the aggregate offering price of the total number of common share equivalents so issued and the aggregate amount of cash due upon exercise, exchange or conversion of such common share equivalents) would purchase at the conversion price then in effect; and the denominator of which shall be the sum of (x) the number of shares of common stock outstanding on the date of such issuance and (y) the number of additional shares of common stock issued (or the number of shares of common stock for which or into which the common share equivalents so offered are exercisable, exchangeable or convertible at the applicable purchase price). In connection with the issuance of any common share equivalents:

•

The maximum number of shares of common stock potentially issuable at any time upon conversion, exercise or exchange of such common share equivalents (the “deemed number”) shall be deemed to be outstanding upon issuance of such common share equivalents.

•

The purchase price applicable to such common shares shall equal the minimum dollar value of consideration payable to Wolverine to purchase such common share equivalents and to convert, exercise or exchange them into shares of common stock, divided by the deemed number.

•	No further adjustment shall be made to the conversion price upon the actual issuance of common shares upon conversion, exercise or exchange of such common share equivalents.

•	To the extent that any such common share equivalents expire before being fully converted, exercised or exchanged, the conversion price will be readjusted to reflect such expiration.

•

If Wolverine or any subsidiary issues common share equivalents with a purchase price or a number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based (directly or indirectly) on market prices of the common stock, then in connection with any subsequent conversion, the purchase price will be determined separately on each conversion date and will be deemed to equal the lowest purchase price at which any holder of such floating price security is entitled to acquire common shares on such conversion date.

No adjustment to the conversion price will be made in respect of any issuances of common stock, common share equivalents, restricted stock, stock options or stock appreciation rights issued or issuable to our employees, consultants or directors pursuant to a stock option, stock purchase, stock bonus, deferred compensation or employee benefit plan or a management grant in effect on January 31, 2007 or as subsequently approved by the Board of Directors, or in respect of common stock or common share equivalents issued or issuable in connection with a bona fide business acquisition by Wolverine not principally for the purpose of acquiring cash.

We are obligated to reserve sufficient authorized and unissued shares of common stock solely for the purpose of issuing shares upon conversion of outstanding preferred stock.

Redemption

Mandatory Redemption

Upon the earlier to occur of (a) a fundamental transaction not approved by at least five members of the Board of Directors and (b) January 31, 2017, we must redeem, for cash, all of the then-outstanding preferred stock at a price equal to the stated value plus all accrued and unpaid dividends. The mandatory redemption described in clause (a) above may be waived by any holder.

If the funds legally available to redeem shares of preferred stock upon a mandatory redemption are insufficient to redeem the total number of such shares required to be redeemed or if we are otherwise prohibited from redeeming the total number of such shares, we must take any action necessary or appropriate, to the extent reasonably within our control, to remove promptly any impediments to our ability to redeem the total number of such shares. We must use any funds legally available to redeem the maximum possible number of such shares from the holders in proportion to the respective number of such shares that otherwise would have been redeemed if all such shares had been redeemed in full. At any time thereafter, when additional funds are legally available to redeem such shares of preferred stock, we shall immediately use such funds to redeem the balance of the unredeemed shares. Until the aggregate redemption price has been paid for all shares of preferred stock being redeemed:

•

no dividend shall be paid or declared, and no distribution shall be made, on any of our capital stock (other than dividends payable solely in common stock and the continued accrual of dividends on the preferred stock); and

•

no shares of our capital stock (other than the preferred stock to be redeemed) shall be purchased, redeemed or acquired by Wolverine and no monies shall be paid into or set aside or made available for a sinking fund for such purchase, redemption or acquisition.

If any shares of preferred stock are not redeemed on the mandatory redemption date for any reason:

•

All such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided in the certificate of designations, and such shares shall continue to be entitled to dividends until the date on which such shares are actually redeemed.

•

We will pay interest on the redemption price and any dividend accruing after the mandatory redemption date at an aggregate annual rate of 18% (increased by 1% at the end of each three month period thereafter until the redemption price, and any interest thereon, is paid in full) (or at the maximum permitted rate of interest under applicable law), with such interest to accrue daily and to be compounded quarterly.

•

The number of directors constituting the Board of Directors shall automatically be increased by a number equal to the number of directors then constituting the Board plus one, and the holders of the outstanding shares of preferred stock, voting as a single class (to the exclusion of the holders of all other securities and classes of our capital stock), shall be entitled to elect such additional directors at a special meeting to be called by Wolverine as soon as practicable after the mandatory redemption date. Upon the date when all shares of preferred stock required to be redeemed are so redeemed, the term of the additional directors so elected by the holders of the preferred stock shall terminate and the right of the holders to elect additional directors shall cease.

Optional Redemption

At any time on or after January 31, 2014, we may redeem all, but not less than all, of the then outstanding shares of preferred stock at our option, at a price equal to the stated value plus all accrued and unpaid dividends, so long as the following conditions are satisfied:

•

the equity conditions described in “—Dividends,” above, must be fully satisfied (or waived) from the date we deliver the requisite redemption notice to the holders through the closing date of the redemption; and

•	the redemption is approved by a majority of the Board of Directors other than any directors who are nominated by or are affiliates of a holder of preferred stock.

At any time on or prior to the closing of such redemption, a holder may convert any or all of his shares of preferred stock.

Voting Rights

Except as otherwise provided in the certificate of designations or as required by applicable law, holders of preferred stock shall be entitled to vote on all matters on which holders of common stock are entitled to vote, including the election of directors. Generally, each holder of preferred stock shall be entitled to a number of votes equal to the number of shares of common stock issuable upon conversion of the preferred stock as of the applicable record date. However, pursuant to the certificate of designations and a voting agreement among

Wolverine and the preferred stockholders, for so long as any of Wolverine’s 10.5% Senior Notes Due 2009 remain outstanding, no holder of preferred stock shall have or may exercise voting rights in respect to the number of shares of common stock issuable upon conversion of the preferred stock, together with any other shares of common stock as to which such holder (together with any other person with whom such holder would be considered a “person” (under Section 13(d) and 14(d) of the Securities Exchange Act of 1934) in relation to such common stock or preferred stock) is the direct or indirect “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act (and including all shares of common stock that such holder and any such other person has the right to acquire)), directly or indirectly representing more than 49% of the then-outstanding common stock.

Except as otherwise provided in the certificate of designations, in any relevant agreement or as required by applicable law, the holders of preferred stock and common stock shall vote together as a single class on all matters submitted to a vote or a consent of the stockholders. Additionally, the holders of the preferred stock shall be entitled to vote in the election of all directors of Wolverine together with the holders of all other shares of Wolverine’s capital stock entitled to vote thereon, voting as a single class. However, as long as at least 25,000 shares of preferred stock remain outstanding, Wolverine cannot take any of the following actions without the affirmative vote of the holders of a majority of the preferred stock then outstanding:

•

amend or propose to amend the restated certificate of incorporation (including the certificate of designations of the preferred stock) or by-laws or other comparable governing instruments of Wolverine or any subsidiary;

•

issue or authorize the issuance of any equity of Wolverine with liquidation, dividend, redemption, voting or other rights senior to or on a parity with the preferred stock, or authorize or issue any shares of preferred stock;

•	dissolve or liquidate Wolverine;

•

purchase, redeem (other than pursuant to any equity plan outstanding as of January 31, 2007 giving Wolverine the right to repurchase stock or other securities at cost upon the termination of an employee’s or director’s services and approved by the continuing directors) or set aside any sums for the purchase or redemption of, or declare or pay any dividend (including a dividend payable in securities of Wolverine) or declare or pay any dividends or make any distributions of cash, property or securities of Wolverine in respect of any common stock or any other class of junior securities or any other common share equivalents;

•

acquire any other corporation or business, whether by acquisition of assets, capital stock, merger or otherwise, and whether by payment of cash, the issuance of capital stock or otherwise, other than acquisitions of up to $5,000,000 annually, not exceeding $15,000,000 in the aggregate;

•

enter into a merger or consolidation of Wolverine with or into another entity (with respect to which less than a majority of the outstanding voting power of the survivor immediately following such event is held by persons who were Wolverine stockholders immediately prior to such event), or enter into the sale, disposition, license or transfer, directly or indirectly, of any assets or property with a value equal to or greater than $1,000,000 or that are otherwise material to Wolverine or its business;

•

be acquired by any person (or group of affiliated or associated persons) of beneficial ownership of a majority of the equity of Wolverine (whether or not newly-issued shares) in a single transaction or a series of related transactions, redeem or repurchase shares representing a majority of the voting power of the outstanding shares of capital stock of Wolverine, or undergo any other change of control of 50% or more of the outstanding voting power of Wolverine;

•

fail to maintain Wolverine’s corporate existence, or change the nature of Wolverine’s principal business to any business which is fundamentally and materially distinct and separate from the business currently conducted;

•

create, incur, assume or suffer to exist any indebtedness, other than indebtedness outstanding as of the date of the certificate of designations or any extensions, refinancing or renewals thereof (which extensions, refinancings or renewals, other than as specifically contemplated in the preferred stock purchase agreement with the initial purchasers), shall be on terms no less favorable to Wolverine than the current terms of such indebtedness), in excess of $15,000,000 in the aggregate, other than certain ordinary course trade indebtedness (and any extensions, refinancings and renewals on consistent terms) to finance equipment and similar assets and certain ordinary course intercompany indebtedness between Wolverine and any wholly-owned subsidiary; or

•	enter into any agreement, or cause or permit any subsidiary of Wolverine, to do any of the foregoing.

The certificate of designations may only be amended by a writing signed by Wolverine and the holders of at least two-thirds of the outstanding shares of preferred stock. Any of the rights of the holders of preferred stock may be waived by the vote of two-thirds of the holders of the outstanding shares of preferred stock.

Registration Rights

On February 16, 2007, we entered into a registration rights agreement pursuant to which we agreed, at our expense, to file with the SEC a shelf registration statement covering the resale of the preferred stock and the common stock issuable upon conversion of the preferred stock within 45 days of that date. The registration statement of which this prospectus is a part is filed pursuant to our obligations under the registration rights agreement. We have agreed to use our best efforts to cause the shelf registration statement to become effective within 120 days after February 16, 2007, and to keep the shelf registration statement effective until the earlier of (1) the fifth anniversary of the effectiveness date and (2) when all securities covered by the shelf registration statement have been sold. We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 60 days in any rolling 90-day period; or

•	exceed an aggregate of 90 days in any rolling 12-month period beginning on February 16, 2007.

We will be required to extend the period of time during which we must keep the registration statement effective by the number of days of any such suspension.

The preferred stockholders also have a “demand” right under this registration rights agreement to require us, at any time but on only one occasion, to file with the SEC a registration statement covering the offer and sale of an aggregate of at least $10 million of their preferred stock and the common stock issuable upon conversion of the preferred stock. In addition, if we propose to file a registration statement covering a public offering of our common stock for cash, other than a registration statement with respect to certain compensatory plans or with respect to a business combination, the preferred stockholders will have unlimited “piggyback” rights to include shares of preferred stock (and common stock issuable upon conversion of the preferred stock) held by them in the registration, on a second-priority basis to the shares that we are including in the registration.

We have agreed to pay all fees and expenses in connection with each such registration except underwriting and brokerage commissions applicable to any shares of preferred stock or common stock sold by the selling stockholders. This agreement contains customary terms and provisions with respect to, among other things, registration procedures and indemnification obligations of both Wolverine and the preferred stockholders in connection with the registration of the preferred stock and common stock.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock as of August 27, 2007 consisted of 180,000,000 shares of common stock, par value $0.01 per share, of which 15,178,994 shares were issued and outstanding, and 500,000 shares of preferred stock, $1.00 per share, of which 90,000 shares have been designated as Series A Convertible Preferred Stock, 50,000 shares of which were issued and outstanding. Information regarding our capital stock is set forth in our restated certificate of incorporation, as amended, including the certificate of designations for the Series A Convertible Preferred Stock, as amended and our bylaws, which have been filed as exhibits to our SEC filings, and in the applicable provisions of the Delaware General Corporation Law (the “DGCL”) under which we are incorporated and by which our corporate affairs are governed.

Common Stock

Voting

Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. The Series A Convertible Preferred Stock votes with the common stock on an as-converted basis, subject to certain limitations, as described above in “Description of Preferred Stock—Voting Rights.” The holders of common stock do not have a cumulative voting right, which means that the holders of a plurality of the shares voting at a stockholder meeting can elect all of the directors standing for election at such meeting.

Our restated certificate of incorporation currently provides for the annual election of all directors commencing with the 2007 annual meeting.

Dividends

Holders of shares of common stock may receive dividends when and if declared by the Board of Directors in accordance with the applicable law, subject to the restrictions imposed by the terms of the Series A Convertible Preferred Stock. See “Description of Preferred Stock—Dividends.”

Other Rights

Holders of shares of common stock are entitled to share ratably in our assets available for distribution to our stockholders in the event of liquidation, dissolution or winding up of Wolverine, subject to the liquidation preference of the Series A Convertible Preferred Stock. See “Description of Preferred Stock—Liquidation Preference.” Holders of shares of common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock are, and the shares to be issued upon conversion of the Series A Convertible Preferred Stock will be, upon payment therefor and issuance, fully paid and non-assessable.

Changes in Control—Anti-takeover Provisions

Certain provisions of our restated certificate of incorporation and bylaws may have the effect of preventing, discouraging or delaying a change in control of Wolverine. The authority of the Board of Directors to issue preferred stock with such designation, rights, preferences, limitations and voting rights as it may deem appropriate (subject to the restrictions set forth in the certificate of designations for the Series A Convertible Preferred Stock) may enable the Board to prevent a change in control despite a shift in ownership of the voting stock. In addition, the power of our Board to issue additional shares of common stock (subject to the restrictions set forth in the certificate of designations for the Series A Convertible Preferred Stock) may delay or deter a change in control by increasing the number of shares needed to gain control.

In addition to certain voting, redemption and liquidation provisions of the Series A Convertible Preferred Stock, as discussed in “Description of Preferred Stock,” above, the following provisions also may deter any change in control:

•

Provisions Relating to the Board of Directors. At our annual stockholders’ meeting on May 24, 2007, our stockholders approved an amendment to our restated certificate of incorporation to declassify the Board of Directors to provide for the annual election of all directors commencing with the 2007 annual meeting. However, our restated certificate of incorporation continues to provide that, subject to the rights of any preferred stockholders: (i) directors can be removed only for cause upon a vote of 75% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies on the Board of Directors may only be filled by a majority vote of the directors remaining in office, (iii) subject to the maximum number of authorized directors provided in the restated certificate of incorporation, the maximum number of directors shall be fixed by resolution of the Board of Directors, and (iv) these provisions can only be amended by the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitles to vote in the election of directors, voting as a class.

•	Director Authority. The restated certificate of incorporation prohibits stockholders from calling special stockholders’ meetings and acting by written consent.

•

Bylaw Provisions. The bylaws provide that stockholders wishing to propose nominees for the Board of Directors or other business to be taken up at an annual meeting of the stockholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholder meetings but could make it more difficult for stockholders to nominate directors or introduce business at stockholder meetings.

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Delaware Business Combination Statute. Subject to some exceptions, Section 203 of the DGCL prohibits us from entering into certain “business combinations” (as defined in the DGCL) involving a person or persons beneficially owning 15% or more of the outstanding common stock (or who is an affiliate and has over the past three years beneficially owned 15% or more of such stock). We refer to such a person as an “interested stockholder” and the transaction which results in such person becoming an interested stockholder as the “stock acquisition.” The prohibition lasts for three years from the date of the stock acquisition. Notwithstanding the preceding, the DGCL allows us to enter into a business combination with an interested stockholder if (i) prior to entering such transaction, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by an affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder or (iii) upon consummation of the stock acquisition, such stockholder owned at least 85% of the outstanding stock (excluding stock held by officers and directors or by certain stock plans).

Listing

Our common stock is not listed on any national securities exchange. Our common stock is quoted on the OTC Bulletin Board under the symbol “WLVT.”

Preferred Stock

Under our restated certificate of incorporation, our Board of Directors is authorized, without further stockholder approval, to issue up to 500,000 shares of preferred stock, par value $1.00 per share, in one or more series, and to fix the designation, relative powers, preferences and rights, and qualifications, limitations or restrictions—including but not limited to voting rights, dividend rates and conversion features—as may be set forth in resolutions providing for the issuance of such preferred stock. Accordingly, preferred stock may be issued having voting rights and dividend and liquidation preferences over the common stock without the consent of the common stockholders. The Board of Directors has designated 90,000 shares as Series A Convertible Preferred Stock, as described in “Description of Preferred Stock,” above.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

To ensure compliance with Treasury Department Circular 230, prospective investors in our preferred stock or common stock are hereby notified that (1) any discussion of U.S. federal income tax issues in this prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code of 1986, as amended (the “Code”), (2) such discussions are for use in connection with the promotion or marketing of the transactions or matters addressed herein, and (3) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following is a summary of certain U.S. federal income tax, and in the case of non-U.S. holders (as defined below), estate tax, consequences relevant to the purchase, ownership, and disposition of shares of our preferred stock, and shares of our common stock received upon the conversion of our preferred stock. The following summary is based upon current provisions of the Code, Treasury Regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect, or to different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase shares of our preferred stock or common stock, nor to any tax consequences under the laws of any state, local or foreign jurisdiction. This summary also does not address tax consequences that may be applicable to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, U.S. expatriates and former long-term U.S. residents, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, and persons that will hold our preferred stock or common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. The summary is limited to taxpayers who will hold our preferred stock and our common stock as “capital assets” (generally, held for investment). Each prospective investor should consult with its own tax adviser as to the federal, state, local, foreign and any other tax consequences with respect to the purchase, ownership, conversion, and disposition of our preferred stock and common stock.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our preferred stock or common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership considering the purchase of our preferred stock or common stock, you should consult your tax adviser.

Consequences to U.S. Holders of Preferred Stock or Common Stock

The discussion in this section is addressed to a holder of our preferred stock or common stock that is a U.S. holder for federal income tax purposes. You are a U.S. holder for U.S. federal income tax purposes if you are a beneficial owner of preferred stock or common stock that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.,

•	a corporation created or organized in the U.S. or under the laws of the U.S. or of any state or political subdivision thereof (including the District of Columbia),

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) certain circumstances apply and the trust has validly elected to be treated as a U.S. person.

Dividends. Distributions with respect to our preferred stock and our common stock will be taxable as dividend income when paid to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to our preferred stock or common stock exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in such preferred stock or common stock, as the case may be, and thereafter as capital gain (and such amount of the distribution will not be eligible for the dividends received deduction).

In certain circumstances, investors may receive a dividend on our preferred stock that constitutes an “extraordinary dividend” (as defined in Section 1059 of the Code). Investors that are U.S. corporations that receive an “extraordinary dividend” paid in respect of our preferred stock are required to (i) reduce their stock basis in our preferred stock (but not below zero) by the portion of such a dividend that is not taxed because of the dividends received deduction and (ii) to the extent that the non-taxed portion of such dividend exceeds such U.S. corporation’s basis in its shares, treat the non-taxed portion of such dividend as gain from the sale or exchange of our preferred stock for the taxable year in which such dividend is received. Non-corporate U.S. holders who receive an “extraordinary dividend” would be required to treat any losses on the sale of preferred stock as long-term capital losses to the extent of dividends received by them that qualify for the 15% tax rate (see below).

Subject to certain exceptions for short-term and hedged positions, distributions constituting dividends received by non-corporate holders prior to January 1, 2011 in respect of our preferred stock and common stock generally are subject to taxation at a maximum rate of 15%. Subject to similar exceptions for short-term and hedged positions, distributions on our preferred stock and common stock constituting dividend income paid to holders that are U.S. corporations will qualify for the dividends received deduction (at the 70% deduction rate in most cases). A U.S. holder should consult its own tax adviser regarding the availability of the reduced dividend tax rate and the dividends received deduction in the light of its particular circumstances.

Sale or Other Disposition. A U.S. holder will generally recognize capital gain or loss on a sale, exchange, redemption or other disposition of our preferred stock or our common stock equal to the difference between the amount realized upon the sale, exchange, redemption or other disposition (including, in the case of certain redemptions, additional cash payments measured by reference to dividends) and the holder’s adjusted tax basis in the shares sold, exchanged, redeemed, or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the shares sold or exchanged is more than one year. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% rate. The deductibility of capital losses is subject to limitations. If, in the case of redemption, the redemption does not result in a meaningful reduction in your interest in our capital stock (taking into account the attribution rules of Section 318 of the Code), the redemption may be treated as a dividend.

Conversion of Preferred Stock into Common Stock. As a general rule, a U.S. holder will not recognize any gain or loss in respect of the receipt of common stock upon the conversion of our preferred stock. The adjusted tax basis of common stock received on conversion will equal the adjusted tax basis of the preferred stock converted (reduced by the portion of adjusted tax basis allocated to any fractional common stock exchanged for cash, as described below), and the holding period of such common stock received on conversion will generally include the period during which the converted preferred stock was held prior to conversion. Common stock received upon conversion that is attributable to increases in the liquidation preference of the preferred stock resulting from our failure to pay a dividend on a dividend payment date will be treated as a dividend to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, up to the amount of such accrued but unpaid dividends, to the extent such amounts have not previously been treated as dividends. Any such common stock will have a basis equal to its fair market value on the date of receipt and the holding period for such common stock will commence on the date of receipt.

Cash received in lieu of a fractional common share will generally be treated as a payment in a taxable exchange for such fractional common share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional common share.

In the event a U.S. holder’s preferred stock is converted pursuant to or in connection with certain other transactions, including our consolidation or merger into another person (see “Description of Preferred Stock— Conversion”), the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion. Each U.S. holder should consult its tax adviser to determine the specific tax treatment of a conversion under such circumstances.

Adjustment of Conversion Price. The conversion price of the preferred stock is subject to adjustment under certain circumstances, including pursuant to the reset provision of the preferred stock and upon a fundamental transaction (see “Description of Preferred Stock—Conversion”). Treasury Regulations promulgated under Section 305 of the Code would treat a U.S. holder of our preferred stock as having received a constructive distribution includable in such U.S. holder’s income in the manner described under “—Dividends” above, if and to the extent that certain adjustments in the conversion price increase the proportionate interest of a U.S. holder in our earnings and profits. In addition, a failure to make an adjustment to the conversion price of our preferred stock could potentially give rise to constructive distributions to U.S. holders of our common stock. Thus, under certain circumstances, U.S. holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the U.S. holders of the preferred stock, however, will generally not be considered to result in a constructive distribution. Any such constructive distributions may not be eligible for either the reduced rates of tax applicable to qualified dividend income or the dividends received deduction available to corporations.

Information Reporting and Backup Withholding on U.S. Holders. Certain U.S. holders may be subject to backup withholding with respect to the payment of dividends on our preferred stock or common stock and to certain payments of proceeds on the sale of our preferred stock unless such U.S. holders provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder’s U.S. federal income tax, which may entitle the holder to a refund, provided that the holder provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a holder who is required to furnish information but does not do so in the proper manner.

Holders are urged to consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

Consequences to Non-U.S. Holders of Preferred Stock or Common Stock

The discussion in this section is addressed to holders of our preferred stock and common stock that are non-U.S. holders. You are a non-U.S. holder if you are a beneficial owner of preferred stock or common stock that is not a U.S. holder.

Dividends. Generally, dividends (including any constructive distributions resulting from adjustments to the conversion price or failures to make such adjustments (see “Consequences to U.S. Holders of Preferred Stock or Common Stock—Adjustment of Conversion Price” above)) paid to a non-U.S. holder by a U.S. corporation are subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable tax treaty, unless the dividends are (i) effectively connected with a trade or business carried on by the non-U.S. holder within the U.S. and (ii) if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder. Dividends effectively connected with such trade or business, and, if a treaty applies, attributable to such permanent establishment, will generally be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates but will not be subject to U.S. withholding tax if certain certification requirements are satisfied. You can generally meet the certification requirements by providing a properly executed IRS Form

W-8ECI or appropriate substitute form to us or our paying agent. The withholding requirements on dividends paid by a U.S corporation to non-U.S. holders are modified if at least 80% of the corporation’s gross income from all sources is attributable to the corporation’s active conduct of a trade or business in a foreign country. In that case, withholding only applies to the portion of the dividend equal to the percentage of the corporation’s gross income that is derived from U.S. sources. A non-U.S. holder that is a corporation may also be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the deemed repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. If we make a distribution on our preferred stock in the form of additional preferred stock or common stock, such distribution will be taxable for U.S. federal income tax purposes in the same manner as distributions described above. The amount of the distribution will be equal to the fair market value of the additional preferred stock or common stock on the distribution date.

If any non-cash distributions (such as distributions of preferred stock or common stock) are subject to U.S. withholding tax, we may retain a portion of the stock or other property otherwise distributable to you to satisfy such withholding tax obligations, or we may satisfy such withholding tax obligations by withholding from any cash payments made to you with respect to our preferred stock or common stock.

Sale or Other Disposition. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on income or gain realized on the sale or exchange of our preferred stock or our common stock (not including any amounts attributable to declared and unpaid dividends, which will be taxable to a non-U.S. holder of record as described above under “Consequences to Non-U.S. Holders of Preferred Stock or Common Stock—Dividends”) unless:

•

the gain is effectively connected with a U.S. trade or business of the holder (and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by such non-U.S. holder);

•	in the case of a nonresident alien individual, such holder is present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met; or

•

we are, or have been within the five years preceding the holder’s disposition of the preferred stock or common stock, a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes; we do not believe that we currently are a USRPHC or that we will become a USRPHC in the future.

Conversion into Common Stock. Non-U.S. holders will generally not recognize any gain or loss in respect of the receipt of common stock upon the conversion of our preferred stock.

Federal Estate Tax. Our preferred stock and common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding on Non-U.S. Holders. Payment of dividends (including constructive dividends), and the tax withheld with respect thereto, is subject to information reporting requirements. This information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty or withholding was not required because the dividends were effectively connected with a trade or business in the United States conducted by the non-U.S. holder. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply to the payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption.

Payment by a U.S. office of a broker of the proceeds of a sale of our preferred stock or common stock is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, or otherwise establishes an exemption. Subject to certain exceptions, backup withholding and information reporting generally will not apply to a payment of proceeds from the sale of our preferred stock or common stock if such sale is affected through a foreign office of a broker.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against such holder’s U.S. federal income tax, which may entitle the holder to a refund, provided that the holder provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders are urged to consult their own tax advisers regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

SELLING STOCKHOLDERS

On February 16, 2007, we issued 50,000 shares of preferred stock to Alpine and Plainfield in a private placement exempt from the registration requirements of the Securities Act of 1933. In connection with that transaction, we may issue up to an additional 25,000 shares of preferred stock to those investors pursuant to the standby commitment, or up to an additional 32,890 shares of preferred stock to those investors upon full exercise of the call option. On February 26, 2007, Plainfield sold 2,000 shares of its 40,000 shares of preferred stock to Alkest, LLC, a Delaware limited liability company which is wholly owned by Alan Kestenbaum, one of our directors, in a transaction exempt from the registration requirements of the Securities Act of 1933. In accordance with our contractual obligations to these investors, we filed a registration statement on Form S-1, of which this prospectus is a part, in order to permit the selling stockholders to resell to the public these shares of our preferred stock, as well as the shares of common stock issuable upon conversion of the preferred stock. This prospectus relates to the resale of these shares by the selling stockholders named below. The selling stockholders may sell some, all or none of the preferred stock or common stock offered by this prospectus. The number of shares of preferred stock and common stock that actually may be sold by each selling stockholder will be determined by such selling stockholder.

The following table and the accompanying notes set forth, for each selling stockholder, information regarding the nature of any position, office or other material relationship that the selling stockholder has had with us or our affiliates within the last three years, the beneficial ownership of shares of our preferred stock and common stock by the selling stockholders as the date of this prospectus, the number of shares being offered for resale by each selling stockholder, and the amount to be owned by each selling stockholder after completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholder has the right to acquire beneficial ownership within sixty (60) days after the date of this prospectus. Unless otherwise indicated below, each selling stockholder has sole voting and investment power with respect to its shares. None of these selling stockholders are, or are affiliates of, a broker-dealer registered under the Securities Exchange Act of 1934.

Other than information regarding the total number of shares outstanding, the information in the following tables and related footnotes has been supplied to us by the selling stockholders, and we have relied on their representations. Information about the selling stockholders may change over time. Any changed information will be set forth in a post-effective amendment or, if permissible, a prospectus supplement to the extent we are advised of such changes. From time to time, additional information concerning ownership of the shares may rest with certain holders not named in the table below and of whom we are unaware. For example, the selling stockholders listed below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares of preferred stock and common stock since the date as of which the information in the tables is presented. Consequently, throughout this prospectus, when we refer to the “selling stockholders,” we mean the persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling stockholders’ interests.

Unless otherwise noted, the information set forth in the following table is based on the following assumptions:

•

Prior to the commencement of this offering, the rights offering described in the section entitled “Recapitalization Plan” is fully subscribed and completed, and Alpine and Plainfield have fully exercised their call option to purchase 6,578 and 26,312 additional shares of preferred stock, respectively. Consequently, percentages are based on an assumed total of 136,988,084 shares of common stock, which equals the sum of (a) 15,178,994 shares of common stock outstanding as of August 27, 2007, (b) 45,454,545 shares of common stock issuable upon conversion of shares of preferred stock currently held by the selling stockholders, (c) 46,454,545 shares of common stock issuable upon closing of a fully-subscribed rights offering, and (d) 29,900,000 shares of common stock underlying the additional shares of preferred stock issuable upon full exercise of the call option.

•

Because each selling stockholder may sell all, some or none of the shares of preferred stock and common stock that each holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of preferred stock and common stock that will be held by the selling stockholders upon termination of the offering. Therefore, information regarding beneficial ownership after resale of shares is based on the assumption that each selling stockholder will sell all of the shares of preferred stock and common stock owned by the selling stockholder and covered by the prospectus.

•

The number of shares of common stock set forth in the table assumes full conversion of all applicable shares of preferred stock, without regard to any limitations on conversion at the initial conversion price of $1.10 per share.

	Shares Beneficially Owned Prior to Offering				Shares Offered by this Prospectus		Shares Beneficially Owned After Offering
Name of selling stockholder	Preferred (1)	Common		% of Common	Preferred	Common	Preferred	Common	% of Common
The Alpine Group, Inc. (2)(3)	16,578	15,070,909		11.0%	16,578	15,070,909	—	—	—
Plainfield Special Situations Master Fund Limited(2)(4)	64,312	58,515,455	(5)	42.7%	64,312	58,465,455	—	50,000	*
Alkest, LLC(2)(6)	2,000	1,818,182		1.3%	2,000	1,818,182	—	—	—
Total	82,890	75,404,546		55.0%	82,890	75,354,546	—	50,000	*

*	Less than 1%
(1)	Includes the 50,000 shares of preferred stock issued to Alpine and Plainfield on February 16, 2007 as well as all 32,890 option shares.
(2)	By virtue of the relationship between Alpine, Plainfield and Alkest in purchasing their respective shares of preferred stock and their agreements regarding the voting of preferred stock, Alpine, Plainfield and Alkest may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934. As a member of a group, each of Alpine, Plainfield and Alkest would be deemed to beneficially own the common stock beneficially owned by the members of the group as a whole, however, the number of shares exhibited in this table for each of Alpine, Plainfield and Alkest, includes only those shares actually owned by such selling stockholder and excludes any shares owned by the other two selling stockholders.
(3)	Wolverine and Alpine entered into a two-year agreement on February 16, 2007 pursuant to which Alpine will provide Wolverine with certain services in exchange for an annual fee of $1,250,000 and reimbursement of reasonable and customary expenses included by Alpine. Mr. Steven S. Elbaum, the chairman of Wolverine’s Board of Directors, has sole voting and investment power over the securities held by Alpine as its chief executive officer. Mr. Elbaum disclaims beneficial ownership of all such securities. The principal business address of Alpine is One Meadowlands Plaza, Suite 801, East Rutherford, NJ 07073.
(4)	Max Holmes has shared voting and investment power over the securities held by Plainfield as the majority owner and chief investment officer of Plainfield Asset Management LLC. Plainfield Asset Management LLC, a Delaware limited liability company, is the Manager of Plainfield Special Situations Master Fund Limited. Each of Plainfield Asset Management LLC and Max Holmes disclaims beneficial ownership of all such securities. The principal business address of Plainfield is 55 Railroad Avenue, Greenwich, CT 06830.
(5)	Includes 50,000 shares of common stock owned directly by Plainfield, which shares are not covered by this resale prospectus.
(6)	Alan Kestenbaum, a member of Wolverine’s Board of Directors, has sole voting and investment power over the securities held by Alkest as its sole member. The principal business address of Alkest is c/o Marco Realty Corp., One Penn Plaza, 250 West 34th Street, Suite 2514, New York, NY 10119.

The following table sets forth additional information regarding securities transactions between Wolverine and Alpine, Plainfield and Alkest, any affiliates of these selling stockholders or any person with whom any of these selling stockholders has a contractual relationship regarding the preferred stock transactions (or any predecessors of those persons). Information regarding transactions in preferred stock is presented both on an actual and on an as-converted basis, and information regarding the standby commitment and the call option, as well as the non-qualified stock option and the warrant, is presented with respect to the maximum number of shares that may be issuable thereunder.

Date of Transaction		Outstanding Shares Prior to Transaction	Shares Held by Non- Affiliates Prior to Transaction(1)	Number of Shares Issuable in Transaction	Pre-Transaction Outstanding Shares Held by Non-Affiliates as a Percentage of Shares Issuable in Transaction(1)	Market Price Per Share Prior to Transaction	Market Price Per Share as of 9/4/07
Initial issuance of preferred stock to Alpine and Plainfield
2/16/07	Preferred	0	N/A	50,000	N/A	N/A	N/A
	Common	15,090,843	14,880,877	45,454,545	32.7%	$2.12	$1.18
Standby commitment undertaken by Alpine and Plainfield
2/16/07	Preferred	0	N/A	25,000	N/A	N/A	N/A
	Common	15,090,843	14,880,877	22,727,273	65.5%	$2.12	$1.18
Issuance of call option to Alpine and Plainfield
2/16/07	Preferred	0	N/A	32,890	N/A	N/A	N/A
	Common	15,090,843	14,880,877	29,900,000	49.8%	$2.12	$1.18
Issuance of non-qualified stock option to Alpine
3/29/07	Common	15,113,236	14,903,270	4,399,059	338.8%	$2.20	$1.18
Issuance of warrant to Imperial Capital LLC, financial advisor to Plainfield
4/19/07	Common	15,130,748	14,920,782	200,000	7,460.4%	$2.10	$1.18

(1)	Shares held by non-affiliates are shares held by persons other than the selling stockholders, affiliates of Wolverine or affiliates of the selling stockholders.

The following table sets forth information regarding Wolverine’s outstanding shares prior to the initial issuance of preferred stock to Alpine and Plainfield on February 16, 2007, as well as certain information regarding Wolverine securities held by Alpine, Plainfield and Alkest and their affiliates. Information is presented both for the actual preferred stock holdings of Alpine, Plainfield and Alkest as well as on an as-converted basis.

Class of Wolverine Stock	Shares Held by Non-Affiliates Prior to Selling Stockholders’ Initial Purchase from Wolverine(1)	Shares Previously Registered for Resale by Selling Stockholders	Previously- Registered Shares Currently Held by Selling Stockholders	Shares Sold in Previously- Registered Resale Transactions by Selling Stockholders	Shares Registered for Resale by Selling Stockholders in Current Registration Statement
Preferred	0	0	0	0	82,890
Common	14,880,877	0	0	0	75,354,545

(1)	Shares held by non-affiliates are shares held by persons other than the selling stockholders, affiliates of Wolverine or affiliates of the selling stockholders.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of preferred stock, and common stock issuable upon conversion of preferred stock, on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act of 1933.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We are required to pay all fees and expenses incident to the registration of the shares, including the fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our preferred stock and common stock and activities of the selling stockholders.

LEGAL MATTERS

The validity of the preferred stock and the common stock offered hereby will be passed upon for us by Balch & Bingham LLP, Birmingham, Alabama.

EXPERTS

The consolidated financial statements and schedule of Wolverine Tube, Inc. and its subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein in reliance on reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to a change in the method of accounting for share-based payments effective January 1, 2006 and accounting for defined pension and post-retirement benefits effective December 31, 2006 and refers to the restatement of the 2006, 2005 and 2004 consolidated financial statements.

The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, expresses an opinion that Wolverine Tube, Inc. did not maintain effective internal control over financial reporting as of December 31, 2006 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that Wolverine did not have adequate policies and procedures to ensure the appropriate classification and accounting for restricted cash in Wolverine’s balance sheets and cash flow statements in accordance with Statement of Financial Accounting Standards No. 95 (SFAS 95), Statement of Cash Flows. Specifically, Wolverine’s training processes had not emphasized SFAS 95 and other current SEC developments; accordingly, Wolverine’s preparation of financial statements and review processes failed to detect non-compliance with SFAS 95 regarding the classification of restricted cash. This deficiency resulted in a material misstatement of Wolverine’s 2004 and 2005 cash flows provided by (used for) investing activities and resulted in amendment to Wolverine’s Annual Report on Form 10-K for the years ended December 31, 2006, 2005 and 2004.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth costs and expenses payable by us in connection with this offering. All amounts are estimates except the SEC registration fee.

SEC registration fee	$2,545
Printing expenses	40,000
Legal fees and expenses	200,000
Accounting fees and expenses	50,000
Transfer agent fees and expenses	5,000
Miscellaneous fees and expenses	10,000

Total	307,545

Item 14.	Indemnification of Directors and Officers.

The Registrant is a Delaware corporation. Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer or director in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such officer or director against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation’s bylaws, agreement, vote or otherwise.

Article Ninth of the Registrant’s Restated Certificate of Incorporation and Bylaws 33 and 34 of the Registrant’s bylaws provide for mandatory indemnification of its directors, officers and employees to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into indemnification agreements with its directors and certain of its officers and any director elected to the board in the future. These agreements establish contractual rights for the officers and directors to be indemnified by the Registrant to the fullest extent permitted by applicable law.

Item 15.	Recent Sales of Unregistered Securities.

On April 19, 2007, we sold a warrant to purchase up to 200,000 shares of our common stock to Imperial Capital, LLC (“Imperial”), financial advisor to Plainfield Asset Management LLC (“Plainfield”), for cash proceeds of $2,000. The warrant may be exercised at a price of $1.40 per share of our common stock for a period of 5 years. Based upon the provisions of the warrant, including the representations of Imperial therein, we believe that the issuance and sale of the warrant was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. On March 29, 2007, April 2, 2007 and May 24, 2007, we granted options to purchase an aggregate of 4,119,000 shares of our common stock to our employees and options to purchase 4,399,059 shares to The Alpine Group, Inc. (“Alpine”), in its capacity as a consultant to Wolverine, under our 2007 Non-Qualified Stock Option Plan at exercise prices ranging from $1.10 to $2.20 per share. We believe that these option grants were exempt from the registration requirements of the Securities Act of 1933 by virtue of a “no-sale” theory under Section 5 thereof, since none of the option recipients provided any consideration for the grants (the sale of the underlying option shares will occur only when the options are exercised and the purchase price paid to us).

On February 16, 2007, we sold to Alpine and a fund managed by Plainfield 50,000 shares of our Series A Convertible Preferred Stock, par value $1.00 per share, at a price of $1,000 per share, for aggregate cash consideration of $50,000,000, pursuant to a preferred stock purchase agreement. Each share of preferred stock will be convertible into a number of shares of our common stock equal to $1,000 divided by the conversion price. The conversion price will initially be $1.10, subject to customary anti-dilution adjustments. In addition, pursuant to the preferred stock purchase agreement, if the gross proceeds we receive from a common stock rights offering we have agreed to conduct are less than $25 million, Alpine and Plainfield are obligated to purchase up to an additional 25,000 shares of Series A Convertible Preferred Stock, at a price of $1,000 per share, in an amount such that the sum of the purchase price for these shares plus our gross proceeds from the rights offering will equal $25 million (the “put option”). In addition, under the preferred stock purchase agreement, following the rights offering, Alpine and Plainfield have an option to purchase additional shares of Series A Convertible Preferred Stock, at a price of $1,000 per share, sufficient to maintain a 55% aggregate ownership interest in us, calculated on an as converted, fully diluted basis (the “call option”). Based upon the provisions of the preferred stock purchase agreement, including the representations and warranties of Alpine and Plainfield therein, we believe that the issuance and sale of the preferred stock, as well as the put option and call option, to Alpine and Plainfield were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D under the Securities Act.

For many years, we have maintained a 401(k) plan through which employees may invest in our common stock and other investment choices. We have a registration statement on Form S-8 in effect that registered 50,000 shares of our common stock for this 401(k) plan. Current investments in our common stock exceed the 50,000 shares registered. Effective May 1, 2006, participants in the 401(k) plan may not make any new or additional investments in our common stock, but continue to have other investment options. Because certain participants in the 401(k) plan purchased unregistered shares of our common stock, they may have the right to rescind their purchases or recover damages if they no longer own the shares, subject to the applicable one year statute of limitations under securities laws. Due to the limited number of participants holding the shares and the small number of unregistered shares sold, we do not believe that any potential liability would be material.

On June 23, 2004, we completed a private placement of 2.45 million shares of our common stock at a price of $10.00 per share, for aggregate cash consideration of $24.5 million. The shares of common stock were offered and sold to accredited institutional investors pursuant to a securities purchase agreement. Based upon the provisions of the securities purchase agreement, including the representations and warranties of the purchasers therein, we believe the issuance and sale of the common stock was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

The following is a list of exhibits filed as part of this registration statement on Form S-1:

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of the Company, as amended through May 1, 1998 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the period ended July 4, 1998).

3.2	Certificate of Amendment of Restated Certificate of Incorporation of Wolverine Tube, Inc., filed on May 31, 2007 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 31, 2007).

3.3	Certificate of Designations of Series A Convertible Preferred Stock, filed on February 14, 2007 (incorporated by reference to Exhibit 3.3 to the Company’s Form S-1/A (File No. 333-142209) filed on July 31, 2007).

3.4	Certificate of Amendment of Certificate of Designations of Series A Convertible Preferred Stock, dated June 11, 2007 (incorporated by reference to Exhibit 3.4 to the Company’s Form S-1/A (File No. 333-142209) filed on July 31, 2007).

3.5	Secretary’s Certificate, dated May 30, 2007, attached to a complete copy of the Bylaws of the Company, as amended May 22, 1997 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on May 31, 2007).

4.1	Indenture, dated as of August 4, 1998, among the Company, certain of the Company’s subsidiaries and Wachovia Bank, National Association (successor to First Union National Bank) as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the period ended July 4, 1998).

4.2	Indenture, dated as of March 27, 2002, among the Company, certain of the Company’s subsidiaries and Wachovia Bank, National Association (successor to First Union National Bank), as Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2001).

4.3	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 25, 2007).

5.1†	Opinion of Balch & Bingham LLP

10.1	Amended and Restated Credit Agreement, dated as of April 28, 2005, among the Company, its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the period ended July 3, 2005).

10.2	Amendment No. 1 to Amended and Restated Credit Agreement, dated as of August 1, 2005, among the Company, its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 5, 2005).

10.3	Amendment No. 2 to Amended and Restated Credit Agreement, effective September 30, 2005, among the Company, its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 31, 2005).

10.4	Amendment No. 3 to Amended and Restated Credit Agreement, dated as of February 22, 2006, among the Company, its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 28, 2006).

Exhibit No.	Description
10.5	Amendment No. 4 to Amended and Restated Credit Agreement, dated as of April 4, 2006, among the Company and its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 11, 2006).

10.6	Amendment No. 5 to Amended and Restated Credit Agreement, dated as of June 9, 2006, among the Company and its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 13, 2006).

10.7	Amendment No. 6 to Amended and Restated Credit Agreement, dated as of December 15, 2006, among the Company and its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on December 21, 2006).

10.8	Amendment No. 7 to Amended and Restated Credit Agreement, dated as of February 16, 2007, among the Company and its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 23, 2007).

10.9	Amendment No. 8 to Amended and Restated Credit Agreement and Consent, dated as of February 16, 2007, among the Company and its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on February 23, 2007).

10.10	Amendment No. 9 to Amended and Restated Credit Agreement, effective as of June 30, 2007, among the Company and its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 20, 2007).

10.11	Consignment Agreement, dated February 16, 2007, by and between HSBC Bank USA, National Association, Wolverine Tube, Inc. and Wolverine Joining Technologies, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 23, 2007).

10.12	Letter Agreement, effective as of April 2, 2007, among HSBC Bank USA, National Association, Wolverine Tube, Inc. and Wolverine Joining Technologies, LLC (incorporated by reference to Exhibit 10.11 to the Company’s Form S-1/A (File No. 33-142209) filed on July 31, 2007).

10.13	First Amendment and Agreement to Consignment Agreement, dated as of June 29, 2007, by and between HSBC Bank USA, National Association, Wolverine Tube Inc. and Wolverine Joining Technologies, LLC (incorporated by reference to Exhibit 10.11 to the Company’s Form S-1/A (File No. 33-142209) filed on July 31, 2007).

10.14	Receivables Sale Agreement (U.S.), dated as of April 28, 2005, among the Company, Small Tube Manufacturing, LLC, Tube Forming, L.P. and DEJ 98 Finance, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 4, 2005).

10.15	Amendment No. 1 to Receivables Sale Agreement (U.S.), dated as of April 24, 2006, among the Company, Tube Forming, L.P., Small Tube Manufacturing, LLC and DEJ 98 Finance, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 11, 2006).

10.16	Amendment No. 2 to Receivables Sale Agreement (U.S.) and Amended and Restated Performance Undertaking, effective as of December 15, 2006, among Wolverine Tube, Inc., Tube Forming, L.P., Small Tube Manufacturing LLC, Wolverine Joining Technologies, LLC and DEJ Finance, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on December 21, 2006).

Exhibit No.	Description
10.17	Canadian Receivables Sale Agreement, dated as of April 4, 2006, between Wolverine Tube (Canada) Inc. and DEJ 98 Finance, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 11, 2006).

10.18	Amended and Restated Receivables Purchase Agreement, dated as of April 4, 2006, among DEJ 98 Finance, LLC, Wolverine Finance, LLC, the Company, Variable Funding Capital Company LLC, The CIT Group/Business Credit, Inc., individually and as co-agent, and Wachovia Bank, National Association, individually and as co-agent (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 11, 2006).

10.19	Amendment No. 1 to Amended and Restated Receivables Purchase Agreement, effective as of June 9, 2006, among DEJ 98 Finance, LLC, Wolverine Finance, LLC, the Company, Variable Funding Capital Company LLC, The CIT Group/Business Credit, Inc., individually and as co-agent, and Wachovia Bank, National Association, individually and as co-agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 13, 2006).

10.20	Amendment No. 2 to Amended and Restated Receivables Purchase Agreement, effective as of December 15, 2006, among DEJ Finance, LLC, Wolverine Finance, LLC, Wolverine Tube, Inc., Variable Funding Capital Company LLC, The CIT Group/Business Credit, Inc. and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on December 21, 2006).

10.21	Amendment No. 3 to Amended and Restated Receivables Purchase Agreement, dated as of February 16, 2007, among DEJ 98 Finance, LLC, Wolverine Finance, LLC, Wolverine Tube, Inc., Variable Funding Capital Company, LLC, The CIT Group/Business Credit, Inc., individually and as co-agent, and Wachovia Bank, National Association, individually and as agent (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on February 23, 2007).

10.22	Preferred Stock Purchase Agreement, dated as of January 31, 2007, by and among Wolverine Tube, Inc., The Alpine Group, Inc. and Plainfield Special Situations Master Fund Limited (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 5, 2007).

10.23	Registration Rights Agreement, dated as of February 16, 2007, by and among Wolverine Tube, Inc., The Alpine Group, Inc. and Plainfield Special Situations Master Fund Limited (attached as Exhibit B to the Preferred Stock Purchase Agreement filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 5, 2007).

10.24	Management Agreement, dated as of February 16, 2007, by and between The Alpine Group, Inc. and Wolverine Tube, Inc. (attached as Exhibit C to the Preferred Stock Purchase Agreement filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 5, 2007).

10.25*	Consulting Agreement, dated as of February 16, 2007, by and between Wolverine Tube, Inc. and Johann R. Manning, Jr. (attached as Exhibit E-1 to the Preferred Stock Purchase Agreement filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 5, 2007).

10.26++*	Separation Agreement, dated as of February 16, 2007, by and between Wolverine Tube, Inc. and Johann R. Manning, Jr.

10.27	Voting Agreement, dated as of February 16, 2007, by and among Wolverine Tube, Inc., The Alpine Group, Inc. and Plainfield Special Situations Master Fund Limited (attached as Exhibit G to the Preferred Stock Purchase Agreement filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 5, 2007).

10.28*	Wolverine Tube, Inc. 1993 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 33-65148)).

10.29*	Form of Non-Qualified Option Agreement under the Wolverine Tube, Inc. 1993 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q for the period ended July 2, 1994).

Exhibit No.	Description
10.30*	1993 Stock Option Plan for Outside Directors of Wolverine Tube, Inc. (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (File No. 33-65148)).

10.31*	Amendment One to Amended and Restated 1993 Stock Option Plan for Outside Directors of Wolverine Tube, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended April 1, 2001).

10.32*	2001 Stock Option Plan for Outside Directors of Wolverine Tube, Inc. (incorporated by reference to Appendix B to the Company’s Proxy Statement dated April 12, 2001).

10.33*	Form of Non-Qualified Option Agreement under the Company’s 1993 Stock Option Plan for Outside Directors and 2001 Stock Option Plan for Outside Directors (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended October 3, 2004).

10.34*	Wolverine Tube, Inc. 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 29, 2003).

10.35*	First Amendment to the Wolverine Tube, Inc. 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 29, 2003).

10.36*	Form of Non-Qualified Option Agreement under the Wolverine Tube, Inc. 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended October 3, 2004).

10.37*	Form of Restricted Stock Agreement under the Wolverine Tube, Inc. 2003 Equity Incentive Plan, (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 25, 2005).

10.38*	Form of SAR Agreement under the Wolverine Tube, Inc. 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the period ended October 3, 2004).

10.39*	Wolverine Tube, Inc. Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended April 3, 1999).

10.40*	Wolverine Tube, Inc. Annual Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 11, 2006).

10.41*	Wolverine Tube, Inc. Supplemental Benefit Restoration Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002).

10.42*	Deferred Compensation Trust Agreement, dated February 13, 2001, by and between the Company and AmSouth Bank, as Trustee (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 30, 2003).

10.43*	Amendment Number One to Deferred Compensation Trust Agreement, dated May 7, 2003, by and between the Company and AmSouth Bank, as Trustee (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended March 30, 2003).

10.44*	2002 Change in Control, Severance and Non-Competition Agreement, dated as of July 12, 2002, by and between the Company and Johann R. Manning, Jr. (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002).

10.45*	2002 Change in Control, Severance and Non-Competition Agreement, dated as of July 12, 2002, by and between the Company and Keith Weil (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002).

Exhibit No.	Description
10.46*	2002 Change in Control, Severance and Non-Competition Agreement, dated as of July 12, 2002, by and between the Company and Garry K. Johnson (incorporated by reference to Exhibit 10.40 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2006).

10.47*	Consultant Agreement, dated as of February 10, 2005, by and between the Company and James E. Deason (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2005).

10.48*	Offer Letter, dated as of November 7, 2005, between the Company and James E. Deason (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 9, 2005).

10.49*	Letter Agreement between Wolverine Tube, Inc. and Garry K. Johnson, dated March 1, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 7, 2007).

10.50*	Summary of Non-Employee Director Compensation (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 25, 2005).

10.51*	Summary of Named Executive Officer Compensation (incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q for the period ended April 1, 2007).

10.52*	Form of Director Indemnification Agreement, dated as of February 10, 2005 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 16, 2005).

10.53*	Form of Officer Indemnification Agreement, dated as of February 10, 2005 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on February 16, 2005).

10.54*	Form of Letter for Amendment to Split Dollar Agreement Dated May 1, 1999 (incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2005).

10.55*	Form of Letter for Amendment to Vesting of Underwater Options, dated as of October 24, 2005 (incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2005).

10.56*	2001 Change in Control, Severance and Non-Competition Agreement, dated as of March 23, 2001, by and between the Company and John Van Gerwen (incorporated by reference to Exhibit 10.53 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2006).

10.57*	Wolverine Tube, Inc. 2007 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 2, 2007).

10.58*	Form of Non-Qualified Stock Option agreement pursuant to the Wolverine Tube, Inc. 2007 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s current Report on Form 8-K filed on April 2, 2007).

10.59*	Non-Qualified Stock Option Agreement, dated as of March 29, 2007, between the Company and The Alpine Group, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 2, 2007).

10.60*	Letter Agreement between the Company and John H. Van Gerwen, dated May 1, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 4, 2007).

10.61*	Stay Pay and Separation Agreement between the Company and Keith Weil (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 4, 2007).

Exhibit No.	Description
10.62*	Consulting Agreement between the Company and Keith Weil (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 4, 2007).

10.63*	Employment Agreement, dated as of May 24, 2007, by and between Harold M. Karp and Wolverine Tube, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 31, 2007).

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2006).

23.1†	Consent of Balch & Bingham LLP (included in Exhibit 5.1).

23.2+	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

24.1++	Power of Attorney (included in signature page).

*	Management contract or compensatory plan or arrangement.
+	Filed herewith.
++	Previously filed.
†	To be filed by amendment.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Huntsville, State of Alabama, on September 24, 2007

WOLVERINE TUBE, INC.

By:	/s/ James E. Deason
Name:	James E. Deason
Title:	Senior Vice President, Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

* Harold M. Karp	President, Chief Operating Officer (Principal Executive Officer)	September 24, 2007

/s/ James E. Deason James E. Deason	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	September 24, 2007

* Steven S. Elbaum	Non-Executive Chairman of the Board and Director	September 24, 2007

* John L. Duncan	Director	September 24, 2007

* David M. Gilchrist, Jr.	Director	September 24, 2007

* William C. Griffiths	Director	September 24, 2007

Alan Kestenbaum	Director

* K. Mitchell Posner	Director	September 24, 2007

* Brett Young	Director	September 24, 2007

*By:	/s/ James E. Deason
James E. Deason Attorney in Fact

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of the Company, as amended through May 1, 1998 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the period ended July 4, 1998).

3.2	Certificate of Amendment of Restated Certificate of Incorporation of Wolverine Tube, Inc., filed on May 31, 2007 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 31, 2007).

3.3	Certificate of Designations of Series A Convertible Preferred Stock, filed on February 14, 2007 (incorporated by reference to Exhibit 3.3 to the Company’s Form S-1/A (File No. 333-142209) filed on July 31, 2007).

3.4	Certificate of Amendment of Certificate of Designations of Series A Convertible Preferred Stock, dated June 11, 2007 (incorporated by reference to Exhibit 3.4 to the Company’s Form S-1/A (File No. 333-142209) filed on July 31, 2007).

3.5	Secretary’s Certificate, dated May 30, 2007, attached to a complete copy of the Bylaws of the Company, as amended May 22, 1997 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on May 31, 2007).

4.1	Indenture, dated as of August 4, 1998, among the Company, certain of the Company’s subsidiaries and Wachovia Bank, National Association (successor to First Union National Bank) as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the period ended July 4, 1998).

4.2	Indenture, dated as of March 27, 2002, among the Company, certain of the Company’s subsidiaries and Wachovia Bank, National Association (successor to First Union National Bank), as Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2001).

4.3	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 25, 2007).

5.1†	Opinion of Balch & Bingham LLP

10.1	Amended and Restated Credit Agreement, dated as of April 28, 2005, among the Company, its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the period ended July 3, 2005).

10.2	Amendment No. 1 to Amended and Restated Credit Agreement, dated as of August 1, 2005, among the Company, its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 5, 2005).

10.3	Amendment No. 2 to Amended and Restated Credit Agreement, effective September 30, 2005, among the Company, its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 31, 2005).

10.4	Amendment No. 3 to Amended and Restated Credit Agreement, dated as of February 22, 2006, among the Company, its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 28, 2006).

10.5	Amendment No. 4 to Amended and Restated Credit Agreement, dated as of April 4, 2006, among the Company and its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 11, 2006).

Exhibit No.	Description
10.6	Amendment No. 5 to Amended and Restated Credit Agreement, dated as of June 9, 2006, among the Company and its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 13, 2006).

10.7	Amendment No. 6 to Amended and Restated Credit Agreement, dated as of December 15, 2006, among the Company and its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on December 21, 2006).

10.8	Amendment No. 7 to Amended and Restated Credit Agreement, dated as of February 16, 2007, among the Company and its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 23, 2007).

10.9	Amendment No. 8 to Amended and Restated Credit Agreement and Consent, dated as of February 16, 2007, among the Company and its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on February 23, 2007).

10.10	Amendment No. 9 to Amended and Restated Credit Agreement, effective as of June 30, 2007, among the Company and its U.S. subsidiaries, the lenders named therein and Wachovia Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 20, 2007).

10.11	Consignment Agreement, dated February 16, 2007, by and between HSBC Bank USA, National Association, Wolverine Tube, Inc. and Wolverine Joining Technologies, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 23, 2007).

10.12	Letter Agreement, effective as of April 2, 2007, among HSBC Bank USA, National Association, Wolverine Tube, Inc. and Wolverine Joining Technologies, LLC (incorporated by reference to Exhibit 10.11 to the Company’s Forms S-1/A (File No. 333-142209) filed on July 31, 2007).

10.13	First Amendment and Agreement to Consignment Agreement, dated as of June 29, 2007, by and between HSBC Bank USA, National Association, Wolverine Tube, Inc. and Wolverine Joining Technologies, LLC (incorporated by reference to Exhibit 10.11 to the Company’s Form S-1/A (File No. 333-142209) filed on July 31, 2007).

10.14	Receivables Sale Agreement (U.S.), dated as of April 28, 2005, among the Company, Small Tube Manufacturing, LLC, Tube Forming, L.P. and DEJ 98 Finance, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 4, 2005).

10.15	Amendment No. 1 to Receivables Sale Agreement (U.S.), dated as of April 24, 2006, among the Company, Tube Forming, L.P., Small Tube Manufacturing, LLC and DEJ 98 Finance, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 11, 2006).

10.16	Amendment No. 2 to Receivables Sale Agreement (U.S.) and Amended and Restated Performance Undertaking, effective as of December 15, 2006, among Wolverine Tube, Inc., Tube Forming, L.P., Small Tube Manufacturing LLC, Wolverine Joining Technologies, LLC and DEJ Finance, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on December 21, 2006).

10.17	Canadian Receivables Sale Agreement, dated as of April 4, 2006, between Wolverine Tube (Canada) Inc. and DEJ 98 Finance, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 11, 2006).

Exhibit No.	Description
10.18	Amended and Restated Receivables Purchase Agreement, dated as of April 4, 2006, among DEJ 98 Finance, LLC, Wolverine Finance, LLC, the Company, Variable Funding Capital Company LLC, The CIT Group/Business Credit, Inc., individually and as co-agent, and Wachovia Bank, National Association, individually and as co-agent (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 11, 2006).

10.19	Amendment No. 1 to Amended and Restated Receivables Purchase Agreement, effective as of June 9, 2006, among DEJ 98 Finance, LLC, Wolverine Finance, LLC, the Company, Variable Funding Capital Company LLC, The CIT Group/Business Credit, Inc., individually and as co-agent, and Wachovia Bank, National Association, individually and as co-agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 13, 2006).

10.20	Amendment No. 2 to Amended and Restated Receivables Purchase Agreement, effective as of December 15, 2006, among DEJ Finance, LLC, Wolverine Finance, LLC, Wolverine Tube, Inc., Variable Funding Capital Company LLC, The CIT Group/Business Credit, Inc. and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on December 21, 2006).

10.21	Amendment No. 3 to Amended and Restated Receivables Purchase Agreement, dated as of February 16, 2007, among DEJ 98 Finance, LLC, Wolverine Finance, LLC, Wolverine Tube, Inc., Variable Funding Capital Company, LLC, The CIT Group/Business Credit, Inc., individually and as co-agent, and Wachovia Bank, National Association, individually and as agent (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on February 23, 2007).

10.22	Preferred Stock Purchase Agreement, dated as of January 31, 2007, by and among Wolverine Tube, Inc., The Alpine Group, Inc. and Plainfield Special Situations Master Fund Limited (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 5, 2007).

10.23	Registration Rights Agreement, dated as of February 16, 2007, by and among Wolverine Tube, Inc., The Alpine Group, Inc. and Plainfield Special Situations Master Fund Limited (attached as Exhibit B to the Preferred Stock Purchase Agreement filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 5, 2007).

10.24	Management Agreement, dated as of February 16, 2007, by and between The Alpine Group, Inc. and Wolverine Tube, Inc. (attached as Exhibit C to the Preferred Stock Purchase Agreement filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 5, 2007).

10.25*	Consulting Agreement, dated as of February 16, 2007, by and between Wolverine Tube, Inc. and Johann R. Manning, Jr. (attached as Exhibit E-1 to the Preferred Stock Purchase Agreement filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 5, 2007).

10.26++*	Separation Agreement, dated as of February 16, 2007, by and between Wolverine Tube, Inc. and Johann R. Manning, Jr.

10.27	Voting Agreement, dated as of February 16, 2007, by and among Wolverine Tube, Inc., The Alpine Group, Inc. and Plainfield Special Situations Master Fund Limited (attached as Exhibit G to the Preferred Stock Purchase Agreement filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 5, 2007).

10.28*	Wolverine Tube, Inc. 1993 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 33-65148)).

10.29*	Form of Non-Qualified Option Agreement under the Wolverine Tube, Inc. 1993 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q for the period ended July 2, 1994).

10.30*	1993 Stock Option Plan for Outside Directors of Wolverine Tube, Inc. (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (File No. 33-65148)).

Exhibit No.	Description
10.31*	Amendment One to Amended and Restated 1993 Stock Option Plan for Outside Directors of Wolverine Tube, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended April 1, 2001).

10.32*	2001 Stock Option Plan for Outside Directors of Wolverine Tube, Inc. (incorporated by reference to Appendix B to the Company’s Proxy Statement dated April 12, 2001).

10.33*	Form of Non-Qualified Option Agreement under the Company’s 1993 Stock Option Plan for Outside Directors and 2001 Stock Option Plan for Outside Directors (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended October 3, 2004).

10.34*	Wolverine Tube, Inc. 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 29, 2003).

10.35*	First Amendment to the Wolverine Tube, Inc. 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 29, 2003).

10.36*	Form of Non-Qualified Option Agreement under the Wolverine Tube, Inc. 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended October 3, 2004).

10.37*	Form of Restricted Stock Agreement under the Wolverine Tube, Inc. 2003 Equity Incentive Plan, (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 25, 2005).

10.38*	Form of SAR Agreement under the Wolverine Tube, Inc. 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the period ended October 3, 2004).

10.39*	Wolverine Tube, Inc. Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended April 3, 1999).

10.40*	Wolverine Tube, Inc. Annual Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 11, 2006).

10.41*	Wolverine Tube, Inc. Supplemental Benefit Restoration Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002).

10.42*	Deferred Compensation Trust Agreement, dated February 13, 2001, by and between the Company and AmSouth Bank, as Trustee (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 30, 2003).

10.43*	Amendment Number One to Deferred Compensation Trust Agreement, dated May 7, 2003, by and between the Company and AmSouth Bank, as Trustee (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended March 30, 2003).

10.44*	2002 Change in Control, Severance and Non-Competition Agreement, dated as of July 12, 2002, by and between the Company and Johann R. Manning, Jr. (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002).

10.45*	2002 Change in Control, Severance and Non-Competition Agreement, dated as of July 12, 2002, by and between the Company and Keith Weil (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002).

10.46*	2002 Change in Control, Severance and Non-Competition Agreement, dated as of July 12, 2002, by and between the Company and Garry K. Johnson (incorporated by reference to Exhibit 10.40 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2006).

10.47*	Consultant Agreement, dated as of February 10, 2005, by and between the Company and James E. Deason (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2005).

Exhibit No.	Description
10.48*	Offer Letter, dated as of November 7, 2005, between the Company and James E. Deason (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 9, 2005).

10.49*	Letter Agreement between Wolverine Tube, Inc. and Garry K. Johnson, dated March 1, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 7, 2007).

10.50*	Summary of Non-Employee Director Compensation (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 25, 2005).

10.51*	Summary of Named Executive Officer Compensation (incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q for the period ended April 1, 2007).

10.52*	Form of Director Indemnification Agreement, dated as of February 10, 2005 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 16, 2005).

10.53*	Form of Officer Indemnification Agreement, dated as of February 10, 2005 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on February 16, 2005).

10.54*	Form of Letter for Amendment to Split Dollar Agreement Dated May 1, 1999 (incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2005).

10.55*	Form of Letter for Amendment to Vesting of Underwater Options, dated as of October 24, 2005 (incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2005).

10.56*	2001 Change in Control, Severance and Non-Competition Agreement, dated as of March 23, 2001, by and between the Company and John Van Gerwen (incorporated by reference to Exhibit 10.53 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2006).

10.57*	Wolverine Tube, Inc. 2007 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 2, 2007).

10.58*	Form of Non-Qualified Stock Option agreement pursuant to the Wolverine Tube, Inc. 2007 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s current Report on Form 8-K filed on April 2, 2007).

10.59*	Non-Qualified Stock Option Agreement, dated as of March 29, 2007, between the Company and The Alpine Group, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 2, 2007).

10.60*	Letter Agreement between the Company and John H. Van Gerwen, dated May 1, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 4, 2007).

10.61*	Stay Pay and Separation Agreement between the Company and Keith Weil (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 4, 2007).

10.62*	Consulting Agreement between the Company and Keith Weil (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 4, 2007).

10.63*	Employment Agreement, dated as of May 24, 2007, by and between Harold M. Karp and Wolverine Tube, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 31, 2007).

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2006).

Exhibit No.	Description
23.1†	Consent of Balch & Bingham LLP (included in Exhibit 5.1).

23.2+	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

24.1++	Power of Attorney (included in signature page).

*	Management contract or compensatory plan or arrangement.
+	Filed herewith.
++	Previously filed.
†	To be filed by amendment.